Management’s Discussion and Analysis
For the three and nine months ended September 30, 2026
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2025 and the unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2026 and the related notes thereto, which have been prepared using IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Further information about Equinox Gold can be found in the Company’s regulatory filings, including the Company’s Annual Information Form, available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.equinoxgold.com.
This MD&A is prepared by management and approved by the Board of Directors as of November 9, 2026. This discussion and analysis covers the three and nine months ended September 30, 2026 (“Q3 2026” or the “Quarter” for the three months ended September 30, 2026) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States Dollars (“USD”), except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about Mineral Reserves and Mineral Resources. All Forward-looking Information is qualified by the cautionary notes in this MD&A, as well as by the risks and uncertainties discussed in the Company’s 2025 Annual Information Form for the year ended December 31, 2025, the Company’s Management Information Circular dated June 19, 2026, the Company’s MD&A for the three months and year ended December 31, 2025, and Orla Mining Ltd.’s (“Orla”) most recently filed MD&A and Annual Information Form, all of which are filed on SEDAR+ and EDGAR.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, adjusted net income, adjusted earnings per share (“EPS”), mine-site free cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization) (“EBITDA”), adjusted EBITDA, net cash (debt), and sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.
The following additional abbreviations may be used within this MD&A: Brazilian Real (“BRL”); Canadian dollar (“CAD”); carbon-in-leach (“CIL”); gold (“Au”); grams per tonne (“g/t”); lost-time injury frequency rate (“LTIFR”), metre (“m”); Mexican Peso (“MXN”); million tonnes per annum (“Mtpa”); Nicaraguan Cordoba (“NIO”); reverse circulation (“RC”); significant environmental incident frequency rate (“SEIFR”); tailings storage facility (“TSF”); tonnes per day (“tpd”); tonnes per annum (“tpa”); troy ounce (“oz”), total recordable injury frequency rate (“TRIFR”); United States Dollars in millions (“M$”).

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

BUSINESS OVERVIEW
Equinox Gold was founded with the strategic vision of building an Americas-focused gold company with high-quality and high-margin production. The Company has a portfolio of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Equinox Gold is focused on disciplined execution, operational excellence and long-term value creation. The Company is committed to operating responsibly and safely, creating lasting economic and social benefits for its host communities, and fostering a safe and inclusive workplace for its employees and contractors.
In its first nine years, the Company has grown from a single-asset developer to a multi-asset gold producer with a portfolio of gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. At September 30, 2026, the Company’s operating gold mines were the Greenstone Mine (“Greenstone”), Valentine Mine (“Valentine”) and Musselwhite Mine (“Musselwhite”) in Canada, the Mesquite Mine (“Mesquite”) in the United States, the Camino Rojo Mine (“Camino Rojo”) in Mexico, and La Libertad Mine Complex (“Libertad”) and El Limon Mine Complex (“Limon”) in Nicaragua (together, the “Nicaragua Operations”). All of the Company’s mines are 100% owned.
The Company’s Castle Mountain Mine (“Castle Mountain”) in the United States was transitioned to development status in September 2024 to focus on advancing permitting for the planned expansion, although residual leaching and rinsing of the heap leach pad continues to yield small amounts of gold production.
Operations at the Company’s Los Filos Mine Complex (“Los Filos”) in Mexico were suspended in April 2025 following the expiry of land access agreements. During the suspension, Los Filos was reclassified as a development project while the Company evaluated its long-term potential, including consideration of the results of ongoing exploration, technical studies and engineering activities. On June 25, 2026, the Company announced that it had ratified 20-year land access agreements with all three communities hosting Los Filos and initiated activities to support a gradual restart of heap leach operations.
On June 17, 2025, Equinox Gold completed the business combination (the “Calibre Acquisition”) with Calibre Mining Corp. (“Calibre”) which owned and operated projects in Nicaragua, the United States and Canada (collectively, the “Calibre Assets”).
The Company’s Aurizona Mine (“Aurizona”), RDM Mine and Bahia Complex in Brazil (together, the “Brazil Operations”) were owned and operated by Equinox Gold up to January 23, 2026, when the sale of the Company’s 100% interest in the Brazil Operations (the “Brazil Sale Transaction”) was completed. The operating and financial results from the Brazil Operations for the period from January 1 to 23, 2026 are reported as discontinued operations (“Discontinued Operations”) in the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and the three and nine months ended September 30, 2025 have been restated to conform with the current period presentation of the Brazil Operations as Discontinued Operations. The Brazil Sale Transaction is described in further detail in the Corporate section of this MD&A.
On July 31, 2026, the Company completed its acquisition of Orla (the “Orla Acquisition”) through which the Company acquired its 100% ownership interest in Musselwhite, Camino Rojo and the development-stage South Railroad Project (“South Railroad”) in the United States (collectively, the “Orla Assets”). The acquisition of Orla is described in further detail in the Corporate section of this MD&A.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2026
Operational
•Produced 237,019 ounces of gold from all the Company’s assets (“All Operations”)(1) during the Quarter, including 60,596 ounces from Greenstone, 45,616 ounces from Musselwhite, 34,719 ounces from Valentine, 58,489 ounces from the Nicaragua Operations, 18,975 ounces from Camino Rojo and 17,116 ounces from Mesquite, all of which are included in the Company’s updated 2026 production and cost guidance issued in August 2026 (“2026 Updated Guidance”), as well as 1,508 ounces from Castle Mountain (collectively, “Continuing Operations”); production from Musselwhite and Camino Rojo was attributable to Equinox Gold commencing July 31, 2026, following completion of the Orla Acquisition
•Sold 248,484 ounces of gold during the Quarter at an average realized gold price of $4,157 per oz
•Cash costs per oz(2) of $1,654 and AISC per oz(2) of $2,091
•Total recordable injury frequency rate(3) of 2.04 for the Quarter; four lost-time injuries during the Quarter
Earnings
•Income from mine operations of $370.2 million
•Net income of $62.5 million or $0.06 per share (basic)
•Adjusted net income of $199.3 million(2) or $0.19 per share(2)
Financial
•Cash flow from All Operations before changes in non-cash working capital of $291.7 million
•Adjusted EBITDA from All Operations of $533.0 million(2)
•Sustaining capital expenditures of $103.0 million(2) and non-sustaining capital expenditures of $107.7 million
•Cash and cash equivalents (unrestricted) of $527.9 million at September 30, 2026
•Net cash(2) of $15.9 million at September 30, 2026
Corporate
•On July 31, 2026, completed the Orla Acquisition, whereby the Company acquired 100% of the issued and outstanding common shares of Orla through an at-market share exchange transaction pursuant to a court-approved plan of arrangement. On closing, the Company issued 378.1 million common shares valued at $3.6 billion to former Orla shareholders. The principal properties acquired in the Orla Acquisition were Musselwhite, Camino Rojo, and South Railroad. The Orla Acquisition is described in more detail in the Corporate section of this document.
•A summary of changes upon completion of the Orla Acquisition is provided below:
◦The Company fully repaid Orla’s revolving credit facility and term loan, totalling $115.0 million
◦Darren Hall retired from Equinox Gold on October 31, 2026. Jason Simpson, former President and CEO of Orla, was appointed President and a Director upon completion of the Orla Acquisition, and assumed the role of Chief Executive Officer following Darren Hall’s retirement

(1) All Operations relates to Continuing Operations and Discontinued Operations.
(2) Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EPS, adjusted EBITDA, sustaining capital expenditures and net cash (debt) are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(3) Total recordable injury frequency rate (“TRIFR”) is reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2026 (CONTINUED)
Corporate (continued)
◦As at November 1, 2026, the Company’s executive leadership team consisted of: Jason Simpson, President & CEO; Peter Hardie, Chief Financial Officer; Etienne Morin, Chief Capital Markets Officer; Andrew Cormier, Chief Operating Officer; Daniella Dimitrov, Chief Corporate Development, Sustainability and Risk Officer; Sylvain Guérard, Executive Vice President, Exploration; Matthew MacPhail, Executive Vice President, Technical Services and John Marshall, Vice President, Human Resources
◦The Company’s Board of Directors consists of: Chuck Jeannes (Chair), Lenard Boggio, Tamara Brown, Omaya Elguindi, Douglas Forster, Blayne Johnson, Rob Krcmarov, Jason Simpson, David Stephens and Mike Vint; Ross Beaty remains closely involved as Chair Emeritus and a special advisor
•On September 21, 2026, announced that the Company elected to redeem all of the $172.5 million aggregate principal amount of the Company’s 4.75% convertible senior notes due October 15, 2028 (the “2023 Convertible Notes”); the redemption is described in further detail in the Corporate section of this MD&A
•On August 5, 2026, announced a 50% increase to the quarterly cash dividend from $0.06 to $0.09 per common share on an annualized basis
•In July 2026, sold 8.7 million of the Company’s common shares of Versamet Royalties Corporation (“Versamet”) for gross proceeds of $91.5 million, reducing Equinox Gold’s beneficial ownership of Versamet to below 10.0%
Development and Exploration
•On August 5, 2026, the Company’s Board of Directors approved construction of the Valentine Phase 2 expansion project with an initial capital budget of $436 million. The 2026 Updated Guidance includes $50 to $60 million of growth capital related to the project, which was not included in the Company's original 2026 guidance. Construction is expected to be completed in late 2028
•On August 14, 2026, received the Record of Decision from the United States Bureau of Land Management for South Railroad and commenced early works construction, targeting production in the first half of 2028
•Drilled a total of 119,726 m across the portfolio and incurred exploration expenditures of $29.0 million during the Quarter

HIGHLIGHTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2026
Operational
•Produced 611,484 ounces of gold from All Operations during the nine months ended September 30, 2026, including 185,589 ounces from Greenstone, 45,616 ounces from Musselwhite, 94,400 ounces from Valentine, 199,246 ounces from the Nicaragua Operations, 18,975 ounces from Camino Rojo and 48,861 ounces from Mesquite, all of which are included in the Company’s 2026 Updated Guidance, as well as 5,322 ounces from Castle Mountain and 13,473 ounces from the Brazil Operations for the period of ownership. Production from Musselwhite and Camino Rojo was attributable to Equinox Gold commencing July 31, 2026, following completion of the Orla Acquisition. The Brazil Operations were sold on January 23, 2026 and have been reported as Discontinued Operations in the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 (see the Corporate section below).
•Sold 625,660 ounces of gold from All Operations during the nine months ended September 30, 2026 at an average realized gold price of $4,328 per oz; sold 610,404 ounces of gold at an average realized gold price of $4,329 per oz from Continuing Operations
•Cash costs per oz(1) of $1,693 and AISC per oz(1) of $2,070 from All Operations; cash costs of $1,685 per oz(1) and AISC of $2,061 per oz(1) from Continuing Operations

(1) Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

HIGHLIGHTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2026 (CONTINUED)
Corporate
•Payments to extinguish and reduce loans and borrowings during the nine months ended September 30, 2026 of $1.3 billion, including $340.0 million of the outstanding principal under the Revolving Facility (as defined below) and the following obligations;
◦On January 23, 2026, the Company fully repaid its $500.0 million term loan (“Term Loan”) and its $298.6 million secured term credit facility with Sprott Private Resource Lending II (Collector-2), LP (the “Sprott Loan”); and
◦On July 31, 2026, the Company repaid $115.7 million of debt assumed in connection with the Orla Acquisition
•In February 2026, the Company sold all its common shares held of Mining Americas Inc. (“Mining Americas”) for total proceeds of $41.1 million
•On January 23, 2026, the Company completed the sale of its 100% interest in the Brazil Operations to a third-party group (the “Buyer”). The Company received cash consideration of $891.1 million at closing. In addition, the Company is entitled to additional production-linked cash consideration of up to $115.0 million payable on January 23, 2027, based on gold ounces sold by the Brazil Operations in excess of specified thresholds during the 12-month period following closing. The Brazil Sale Transaction is described in more detail in the Corporate section of this MD&A.
•On February 26, 2026, the Company announced the approval of a normal course issuer bid (“NCIB”) to repurchase, for cancellation, up to an aggregate of 39,414,095 common shares of Equinox Gold, representing approximately 5% of the Company’s issued and outstanding common shares as at February 18, 2026. During the nine months ended September 30, 2026, the Company repurchased 1,066,100 of its outstanding common shares at an average share price of C$17.91 per share for total consideration of $13.7 million. The shares were cancelled upon repurchase.
•On April 17, 2026, the draft Environmental Impact Statement issued by the Bureau of Land Management, and the draft Environmental Impact Report issued by the state lead agency under the California Environmental Quality Act, were both published for the Castle Mountain development project, as described in more detail in the Development Projects section of this MD&A
•On April 27, 2026, the Company amended its revolving credit facility (“Revolving Facility”) to increase the facility size from $850.0 million to $1.0 billion and extend the maturity date from July 31, 2029 to July 31, 2030. The amendment is described in more detail in the Corporate section of this MD&A. At September 30, 2026, there was $634.6 million available to be drawn on the Revolving Facility.
•On June 22, 2026, the Company published its 2025 Sustainability Report
•On June 25, 2026, the Company announced it had entered into 20-year land access agreements with all three communities on whose lands Los Filos operates, enabling the gradual restart of heap leach operations while advancing technical studies to evaluate potential expansion opportunities. See the Development Projects section of this MD&A for more information
•During the nine months ended September 30, 2026, the Company paid a $0.015 per common share cash dividend to shareholders of record as at the close of business on each of March 12, 2026 and May 21, 2026, and a $0.0225 per common share cash dividend to shareholders of record as at the close of business on August 19, 2026, for a total of $50.0 million paid in dividends

RECENT DEVELOPMENTS
•Subsequent to September 30, 2026, all of the 2023 Convertible Notes were converted into 28,475,117 common shares, following which the notes ceased to be outstanding
•On November 9, 2026, the Board of Directors approved a quarterly dividend of $0.0225 per common share, which equates to an annualized dividend of $0.09 per common share. The dividend is payable on December 10, 2026 to shareholders of record as of November 25, 2026

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Gold produced from operating assets included in Guidance(1)	oz	235,511	175,321	233,216	592,688	634,427
Less: Gold produced from Calibre Assets before close of Calibre Acquisition	oz	—	—	—	—	(143,282)
Add: Gold produced from assets not included in Guidance(1)	oz	1,508	1,515	3,166	18,796	41,376
Gold produced - All Operations	oz	237,019	176,836	236,382	611,484	532,521
Gold produced - Continuing Operations	oz	237,019	176,836	168,753	598,011	347,361
Gold produced - Discontinued Operations	oz	—	—	67,629	13,473	185,160
Gold sold - All Operations	oz	248,484	177,959	239,311	625,660	536,169
Gold sold - Continuing Operations	oz	248,484	177,959	170,193	610,404	351,113
Gold sold - Discontinued Operations	oz	—	—	69,119	15,257	185,056
Average realized gold price - All Operations	$/oz	4,157	4,256	3,397	4,328	3,196
Average realized gold price - Continuing Operations	$/oz	4,157	4,256	3,401	4,329	3,216
Average realized gold price - Discontinued Operations	$/oz	0	N/A	3,388	4,285	3,157
Cash costs per oz sold - All Operations(2)(3)	$/oz	1,654	1,816	1,434	1,693	1,539
Cash costs per oz sold - All Operations, excluding Los Filos(2)(3)(4)	$/oz	1,654	1,816	1,434	1,701	1,494
Cash costs per oz sold - Continuing Operations(3)	$/oz	1,654	1,816	1,383	1,685	1,495
Cash costs per oz sold - Discontinued Operations	$/oz	N/A	N/A	1,556	2,010	1,619
AISC per oz sold - All Operations(2)(3)	$/oz	2,091	2,175	1,833	2,070	1,932
AISC per oz sold - All Operations, excluding Los Filos(2)(3)(4)	$/oz	2,091	2,175	1,833	2,070	1,904
AISC per oz sold - Continuing Operations(3)	$/oz	2,091	2,175	1,739	2,061	1,838
AISC per oz sold - Discontinued Operations	$/oz	N/A	N/A	2,056	2,452	2,105
(1)The Brazil Operations, Los Filos and Castle Mountain are excluded from 2026 Updated Guidance. Valentine, Los Filos and Castle Mountain were excluded from the 2025 production and cost guidance issued in June 2025 (“2025 Guidance”). References to 2025 Guidance and 2026 Updated Guidance for the respective periods are interchangeably referred to as “Guidance”.
(2)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(3)Consolidated cash costs per oz sold and AISC per oz sold exclude Castle Mountain’s results after August 2024 when residual leaching commenced (see Development Projects) and Los Filos’ results after March 2025 when operations were suspended on April 1, 2025 (see Development Projects). Consolidated cash costs per oz sold and AISC per oz sold include Valentine commencing December 2025 after the mine achieved commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(4)Numbers in tables throughout this MD&A may not sum due to rounding.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)

		Three months ended			Nine months ended
Financial data	Unit	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Revenue	M$	1,047.0	769.8	584.3	2,678.4	1,135.8
Income from mine operations	M$	370.2	301.7	181.9	1,110.7	300.6
Net income	M$	62.5	230.6	75.6	603.2	24.0
Net income (loss) - Continuing Operations	M$	68.7	218.6	5.8	474.4	(101.1)
Net income - Discontinued Operations	M$	(6.2)	12.0	69.8	128.8	125.1
Earnings per share (basic)	$/share	0.06	0.29	0.10	0.69	0.04
Earnings (loss) per share (basic) - Continuing Operations	$/share	0.07	0.27	0.01	0.54	(0.18)
Earnings per share (basic) - Discontinued Operations	$/share	(0.01)	0.02	0.09	0.15	0.22
Adjusted EBITDA - All Operations(1)	M$	533.0	358.3	419.9	1,418.5	760.5
Adjusted EBITDA - Continuing Operations	M$	533.0	358.3	297.1	1,384.3	484.2
Adjusted EBITDA - Discontinued Operations	M$	—	—	122.9	34.2	276.3
Adjusted net income - All Operations(1)	M$	199.3	123.3	139.9	556.6	148.5
Adjusted net income - Continuing Operations	M$	199.3	123.3	70.4	539.8	25.6
Adjusted net income - Discontinued Operations	M$	—	—	69.4	16.8	122.9
Adjusted EPS - All Operations(1)	$/share	0.19	0.16	0.18	0.64	0.26
Adjusted EPS - Continuing Operations	$/share	0.19	0.16	0.09	0.62	0.04
Adjusted EPS - Discontinued Operations	$/share	—	—	0.09	0.02	0.21

Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	527.9	317.8	348.5	527.9	348.5
Net cash (debt)(1)	M$	15.9	(265.2)	(1,278.2)	15.9	(1,278.2)
Operating cash flow before changes in non-cash working capital	M$	291.7	272.0	319.9	904.7	519.1
(1)Adjusted EBITDA, adjusted net income, adjusted EPS and net cash (debt) are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Numbers in tables throughout this MD&A may not sum due to rounding.
Gold ounces sold from All Operations in Q3 2026 were 4% higher compared to Q3 2025 primarily due to the impact of production from Musselwhite and Camino Rojo, which were acquired through the Orla Acquisition in July 2026, and Valentine, which reached commercial production in December 2025. These increases were partially offset by the impact of the sale of the Brazil Operations and lower gold ounces sold from the Nicaragua Operations, primarily due to mine sequencing.
Gold ounces sold from All Operations for the nine months ended September 30, 2026 were 17% higher compared to the same period in 2025, primarily for the reasons noted above, as well as higher gold ounces sold from Greenstone associated with the ramp up of its operations and the Nicaragua Operations, partially offset by the lower contribution from the impact of the suspension of operations at Los Filos in April 2025.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
Revenue from Continuing Operations was 79% higher in Q3 2026 compared to Q3 2025 due to a 22% increase in the realized gold price per oz sold and an increase in gold ounces sold. The realized gold price per oz sold for Q3 2026 was $4,157 and generated $1,047.0 million in revenue from Continuing Operations, compared to $3,401 per oz sold of gold in Q3 2025, which generated $584.3 million in revenue from Continuing Operations.
Revenue from Continuing Operations was 136% higher for the nine months ended September 30, 2026 compared to the same period in 2025 due to a 35% increase in the realized gold price per ounce sold and an increase in gold ounces sold. The Company realized $4,329 per ounce of gold sold for the nine months ended September 30, 2026, generating $2,678.4 million in revenue from Continuing Operations, compared to $3,216 per ounce of gold sold for the nine months ended September 30, 2025, generating $1,135.8 million in revenue from Continuing Operations.
Cash costs per oz sold from All Operations were 15% higher in Q3 2026 compared to Q3 2025, due to higher proportion of gold ounces sold from Valentine, which remains in ramp-up stage, and higher cash costs per oz sold at the Nicaragua Operations, primarily due to lower contained ounces mined as a result of mine sequencing. Higher diesel prices and other operating input costs across the portfolio also contributed to the increase. These factors were partially offset by the favourable impact of lower cash costs from Musselwhite and Camino Rojo following the Orla Acquisition on July 31, 2026.
Cash costs per oz sold from All Operations were 10% higher for the nine months ended September 30, 2026 compared to the same period in 2025. The increase in cash costs per oz sold are impacted by the same factors as the three months ended September 30, 2026.
AISC per oz sold from All Operations was 14% higher in Q3 2026 compared to Q3 2025 due to the higher cash costs mentioned above, higher sustaining capital expenditures at Mesquite, primarily related to capital stripping and a new loader, and the impact of relatively consistent sustaining expenditures at the Nicaragua Operations over fewer gold ounces sold resulting in higher sustaining capital expenditures on a per-ounce basis. These increases were partially offset by the favorable impact on AISC per oz sold from the sale of the higher cost Brazil Operations.
AISC per oz sold from All Operations was 7% higher for the nine months ended September 30, 2026 compared to the same period in 2025. The increase in AISC per oz sold was impacted by the same factors as the three months ended September 30, 2026 except for the impact of sustaining capital expenditures at the Nicaragua Operations; for the nine months ended September 30, 2026, sustaining capital expenditures at the Nicaragua Operations were lower on a per-ounce basis compared to the same period in 2025.
Income from mine operations for the three and nine months ended September 30, 2026 was $370.2 million (Q3 2025 - $181.9 million) and $1,110.7 million (nine months ended September 30, 2025 - $300.6 million), respectively. Income from mine operations was higher in the three and nine months ended September 30, 2026 compared to the same periods in 2025 primarily due to 22% and 35% increases in average realized gold price per ounce sold for the three and nine months ended September 30, 2026, and contributions from the Nicaragua Operations and Valentine following the Calibre Acquisition in June 2025, Valentine reaching commercial production in late Q4 2025, and contributions from Musselwhite and Camino Rojo following the Orla Acquisition, as well as continued ramp-up of Greenstone’s operations.
Net income for Q3 2026 was $62.5 million (Q3 2025 - $75.6 million) and for the nine months ended September 30, 2026 was $603.2 million (nine months ended September 30, 2025 - $24.0 million). The lower net income in Q3 2026 compared to Q3 2025 was primarily due to higher income tax expense driven primarily by higher income at the Company’s Canadian operations, and lower net income from Discontinued Operations following the sale of the Brazil Operations in January 2026, partially offset by higher income from mine operations.
The higher net income for the nine months ended September 30, 2026 compared to the nine months ended September 30, 2025 was mainly driven by higher income from mine operations, lower finance expense following the extinguishment of the Term Loan in January 2026 and the positive impact of amendments to the Revolving Facility during Q2 2026, partially offset by higher income tax expense driven primarily by higher income at the operations in Canada and Nicaragua.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
In Q3 2026, adjusted EBITDA from All Operations was $533.0 million (Q3 2025 - $419.9 million) and for the nine months ended September 30, 2026 was $1,418.5 million (nine months ended September 30, 2025 - $760.5 million). In Q3 2026, adjusted net income from All Operations was $199.3 million (Q3 2025 - $139.9 million) and for the nine months ended September 30, 2026 was $556.6 million (nine months ended September 30, 2025 - $148.5 million). The increase in adjusted EBITDA and adjusted net income in Q3 2026 compared to Q3 2025, and for the nine months ended September 30, 2026 compared to the same period in 2025, was primarily due to higher income from mine operations as described above. These increases in adjusted EBITDA and adjusted net income from All Operations for Q3 2026 compared to the same period in 2025 were partially offset by lower net income from Discontinued Operations following the sale of the Brazil Operations. In addition, adjusted net income for the three and nine months ended September 30, 2026 was impacted by higher income tax expense as described above.

2026 GUIDANCE AND OUTLOOK
Prior to completion of the Orla Acquisition, the Company’s guidance estimated gold production of 700,000 to 800,000 ounces of gold, cash costs of $1,425 to $1,525 per oz of gold sold and AISC of $1,775 to $1,875 per oz of gold sold (“2026 Original Guidance”).
Following completion of the Orla Acquisition on July 31, 2026, the Company updated its 2026 guidance to reflect the combined company. The 2026 Updated Guidance supersedes the standalone Equinox Gold 2026 Original Guidance and is set out below:

2026 Updated Guidance
	Gold Production (oz)	Cash Cost ($/oz)(1)(2)	AISC ($/oz)(1)(2)	Growth Capital (M$)(3)	Growth Exploration (M$)(3)	G&A(6) (M$)
Greenstone	250,000 - 275,000	$1,550 - $1,650	$1,900 - $2,000	$145 - $155	~$5	n/a
Musselwhite(4)	100,000 - 110,000	$1,200 - $1,300	$1,700 - $1,800	$10 - $15	$10 - $15	n/a
Valentine(5)	140,000 - 150,000	$1,900 - $2,100	$2,000 - $2,200	$180 - $200	$25 - $30	n/a
Nicaragua	225,000 - 250,000	$1,800 - $1,900	$2,000 - $2,100	$115 - $125	$25 - $30	n/a
Camino Rojo(4)	55,000 - 65,000	$700 - $800	$950 - $1,050	$30 - $35	~$5	n/a
Mesquite	70,000 - 80,000	$1,800 - $1,900	$2,500 - $2,600	~$10	~$5	n/a
Project Pipeline(7)	—	—	—	$105 - $120	$35 - $40	n/a
Consolidated	870,000 - 920,000	$1,600 - $1,700	$1,900 - $2,000	$600 - $650	$110 - $120	$95 - $105
(1)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes. Consolidated AISC per oz sold excludes corporate general and administrative expenses.
(2)Exchange rates used to forecast 2026 cash costs and AISC per oz include the following: CAD 1.34 to USD 1, NIO 36.74 to USD 1 and MXN 19.50 to USD 1.
(3)Growth capital excludes non-sustaining capital exploration. Growth exploration expenditures include non-sustaining exploration capital and expense. The terms “Growth” and “Non-sustaining” are used interchangeably in this document. See Non-IFRS Measures.
(4)Includes production and costs from Musselwhite and Camino Rojo commencing August 1, 2026.
(5)Valentine’s 2026 Growth Capital includes $50 to $60 million allocated to the Phase 2 expansion.
(6)General and administrative expenses (“G&A”) exclude share-based compensation and transaction costs.
(7)Project Pipeline includes South Railroad, Los Filos and Castle Mountain. 2026 growth capital guidance includes $70 to $80 million for South Railroad and $35 to $40 million for Los Filos.
(8)The Consolidated total is the sum of the individual mine-level amounts. Numbers may not sum due to rounding.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

OPERATIONS
Greenstone, Ontario, Canada
Greenstone is an open-pit mine with a 9.8 Mtpa carbon-in-pulp process plant located in Ontario, Canada. Commissioning activities at Greenstone commenced in Q1 2024 and commercial production was achieved in November 2024. Greenstone is in the late-stages of ramping up to full design capacity.
Operating and financial results

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Ore mined	kt	3,193	4,472	3,797	10,419	9,164
Waste mined	kt	14,693	12,934	12,957	41,097	34,991
Open pit strip ratio	w:o	4.60	2.89	3.41	3.94	3.82
Tonnes processed	kt	2,179	2,444	1,909	6,832	5,582
Average gold grade processed	g/t	1.03	1.15	1.05	1.06	1.00
Recovery	%	80.0	77.4	85.8	79.0	84.0
Gold produced	oz	60,596	64,656	56,029	185,589	151,752
Gold sold	oz	60,616	64,595	55,603	186,475	151,888
Financial data
Revenue(2)	M$	249.6	266.8	195.5	796.1	491.1
Cash costs(1)	M$	111.4	103.9	80.6	307.5	227.3
Sustaining capital(1)	M$	34.2	36.3	28.7	96.2	62.7
Reclamation expenses	M$	1.3	2.4	0.5	5.2	1.2
Total AISC(1)	M$	146.9	142.6	109.8	408.9	291.2
Non-sustaining expenditures	M$	29.2	57.2	29.0	117.4	71.8
Unit analysis
Realized gold price per oz sold	$/oz	4,117	4,131	3,516	4,269	3,233
Cash costs per oz sold(1)	$/oz	1,838	1,608	1,450	1,649	1,496
AISC per oz sold(1)	$/oz	2,424	2,207	1,975	2,193	1,917
Mining cost per tonne mined	$/t	4.29	4.09	3.31	4.14	3.27
Processing cost per tonne processed	$/t	18.27	16.04	15.80	16.79	15.36
G&A cost per tonne processed	$/t	10.39	10.03	9.51	10.19	8.74
(1)Cash costs, sustaining capital, AISC, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q3 2026 Analysis
Production
Greenstone gold production was 8% and 22% higher for the three and nine months ended September 30, 2026 compared to the same periods in 2025 due to increases of 14% and 22% in tonnes processed, respectively, offset partially by decreases of 7% and 6% in recoveries, respectively, due to higher arsenic levels. Grade processed was 2% lower for the three months ended September 30, 2026 compared to the same period in 2025, whereas it was 6% higher for the nine months ended September 30, 2026 compared to the same period in 2025, reflecting different pit positions. Mining and processing volumes have continued to increase throughout 2026 as optimization efforts advanced and the mining fleet expanded; however, the replacement of the high-pressure grinding rolls (“HPGR”) in August 2026 had an impact on throughput in the Quarter, resulting in the first quarter-over-quarter decrease in tonnes processed in four quarters.
Mining unit costs for the three and nine months ended September 30, 2026 were 30% and 27% higher compared to the same periods in 2025, respectively, primarily due to higher outside services, maintenance, diesel and labour costs as ramp-up activities continued.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

Processing unit costs for the three and nine months ended September 30, 2026 were 16% and 9% higher compared to the same periods in 2025, respectively, primarily due to increased consumables usage and increases in the cost of sulfur dioxide, copper sulfate and cyanide.
Cash costs per oz sold were 27% and 10% higher for the three and nine months ended September 30, 2026 compared to the same periods in 2025, respectively, primarily due to higher operating costs associated with the expanded mining fleet, partially offset by an increase in gold ounces sold.
AISC per oz sold was 23% and 14% higher for the three and nine months ended September 30, 2026 compared to the same periods in 2025, respectively, due to the increases in cash costs and an increase in sustaining capital expenditures.
Sustaining capital expenditures for the three and nine months ended September 30, 2026 of $34.2 million and $96.2 million, respectively, primarily related to mining and mobile equipment, infrastructure and capitalized stripping. Capitalized stripping was $6.5 million and $12.1 million for the three and nine months ended September 30, 2026.
Non-sustaining expenditures for the three and nine months ended September 30, 2026 of $29.2 million and $117.4 million, respectively, primarily related to deferred initial capital, fleet leasing costs, purchases of machinery, equipment and infrastructure and costs associated with relocating the Ontario Provincial Police station.
Exploration and Development
The 2026 Greenstone exploration program commenced during Q3 2026. The program is designed to support resource growth and conversion opportunities at Greenstone, including pit extension drilling (North Wall and South porphyry programs) and infill drilling of the underground extension to upgrade resources, while advancing regional target generation across the broader Greenstone land package. A total of 2,172 m of drilling was completed in the three months ended September 30, 2026 of a planned 32,760-m program. An Ambient Noise Tomography (ANT) survey completed at the Brookbank Property during the quarter aims to provide further context to the nature of major structural and lithological contacts related to mineralization. Exploration expenditures at Greenstone for the three and nine months ended September 30, 2026 were $1.1 million and $1.7 million, respectively.
Outlook
The focus for the near term at Greenstone is to: (i) continue to improve mining efficiency around voids in the pits using remote-operated equipment acquired earlier in the year, which enables access to higher grade ore in the pit and increased overall volumes mined; and (ii) to continue to optimize plant throughput above nameplate capacity. Additionally, the commissioning of a trommel is expected in early 2027 and is anticipated to improve mill availability through the removal of timber and tramp metal from the mill feed.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

Musselwhite
Musselwhite is a fly-in, fly-out Canadian underground gold mine located in northwestern Ontario, Canada that has produced over 6 million ounces of gold since commencing operations in 1997. Mining is conducted from two principal zones using longitudinal retreat and transverse stoping methods, with ore conveyed to surface via an internal winze and conveyor. Ore is processed through two-stage crushing, grinding and carbon-in-pulp circuits to produce doré, with annual throughput capacity of approximately 1.5 million tonnes. Gold recoveries have historically averaged approximately 96%.
Figures for periods prior to the Orla Acquisition are not presented in the table below.
Operating and financial results

		Period from	Three months ended	Nine months ended
Operating data	Unit	July 31 to September 30, 2026(1)	September 30, 2026(3)	September 30, 2026(3)
Ore mined - underground	kt	255	359	1,013
Average underground gold grade	g/t	6.13	5.98	6.22
Tonnes processed	kt	248	349	1,018
Average gold grade processed	g/t	6.15	5.98	6.21
Recovery	%	95.7	95.9	95.5
Gold produced	oz	45,616	63,090	193,152
Gold sold	oz	52,676	64,715	196,536
Financial data
Revenue(3)	M$	226.9
Cash costs(2)	M$	67.9
Sustaining capital(2)	M$	15.6
Reclamation expenses	M$	1.0
Total AISC(2)	M$	84.5
Non-sustaining expenditures	M$	11.1
Unit analysis
Realized gold price per oz sold	$/oz	4,308
Cash costs per oz sold(2)	$/oz	1,289
AISC per oz sold(2)	$/oz	1,605
Mining cost per tonne mined	$/t	109.03
Processing cost per tonne processed	$/t	29.62
G&A cost per tonne processed	$/t	42.18
(1)Musselwhite was acquired as part of the Orla Acquisition. As such, comparative figures for previous quarters are not presented.
(2)Cash costs, sustaining capital, AISC, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(3)The operating data presented in these columns includes operating results for Musselwhite for the entire three and nine months ended September 30, 2026, including the period prior to completion of the Orla Acquisition on July 31, 2026. As Equinox Gold is not entitled to the economic benefits of Musselwhite prior to the Orla Acquisition, financial results for the period prior to July 31, 2026 are not provided.
(4)Revenue is reported net of silver revenue.
Q3 2026 Analysis
Production
Musselwhite produced 45,616 ounces attributable to Equinox Gold from the date of the Orla Acquisition on July 31, 2026 to September 30, 2026, which was ahead of expectations for Q3 2026 due to higher levels of tonnes processed.
Sustaining capital expenditures for the two months ended September 30, 2026 of $15.6 million primarily related to underground development.
Non-sustaining expenditures for the two months ended September 30, 2026 were $11.1 million primarily related to underground development and capitalized exploration drilling.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

Exploration and Development
During Q3 2026, exploration activities were conducted at Musselwhite through three parallel programs: underground drilling focused on resource and reserve growth and conversion, deep directional drilling testing the down-plunge extension of the mine trend, and near-mine surface drilling targeting additional opportunities within the broader mine area.
A total of 13,049 m were drilled for the period from the Orla Acquisition on July 31 to September 30, 2026. For the full quarter, 19,320 m were drilled, bringing the year-to-date total to 61,913 m compared with the planned 85,400 m for 2026. Results from the deep directional drilling program continued to demonstrate the continuity of gold-bearing zones approximately two kilometers beyond current operations and confirmed the continuity of the Lynx and PQ Extension zones. Underground drilling returned multiple significant high-grade intersections across the Lynx, PQ, West Limb and Redwings zones, supporting ongoing resource and reserve growth opportunities. The near-mine surface drilling program was completed during the Quarter, with results and re-modelling of historical drilling data improving the understanding of near-mine mineralization and identifying priority trends for future exploration. Exploration expenditures at Musselwhite for the period from the Orla Acquisition on July 31 to September 30, 2026 were $6.7 million.
Outlook
Musselwhite is expected to deliver on 2026 production commitments. Development of the 1080 exploration drift and underground drilling to support near-term production and longer-term reserve and resource growth is underway.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

Valentine, Newfoundland and Labrador, Canada
Valentine is an open-pit mine with a conventional 2.5 Mtpa crush-grind CIL operation located in central Newfoundland and Labrador, Canada. First gold pour was achieved in September 2025, followed by commercial production at the end of November 2025. In the first quarter of 2026, an updated technical report for Valentine included details of the planned Phase 2 expansion, as described in more detail in the Development Projects section.
Figures for periods prior to the Calibre Acquisition are not presented in the table below.
Operating and financial results

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2026	June 30, 2026	March 31, 2026	September 30, 2026
Ore mined	kt	1,693	918	1,309	3,921
Waste mined	kt	9,180	8,995	8,930	27,106
Open pit strip ratio	w:o	5.42	9.80	6.82	6.91
Tonnes processed	kt	640	703	557	1,901
Average gold grade processed	g/t	1.82	1.57	1.50	1.64
Recovery	%	92.9	93.5	93.4	93.3
Gold produced	oz	34,719	32,617	27,064	94,400
Gold sold	oz	36,773	33,870	26,106	96,748
Financial data
Revenue(2)	M$	151.4	139.2	120.2	410.6
Cash costs(1)	M$	59.9	76.0	52.2	188.0
Sustaining capital(1)	M$	0.9	4.8	6.3	12.0
Reclamation expenses	M$	0.7	0.4	0.4	1.5
Total AISC(1)	M$	61.5	81.2	58.9	201.5
Non-sustaining expenditures	M$	42.1	52.2	44.2	138.4
Unit analysis
Realized gold price per oz sold	$/oz	4,118	4,108	4,598	4,244
Cash costs per oz sold(1)	$/oz	1,629	2,244	2,000	1,943
AISC per oz sold(1)	$/oz	1,672	2,399	2,256	2,083
Mining cost per tonne mined	$/t	5.79	5.90	5.21	5.63
Processing cost per tonne processed	$/t	32.53	25.41	28.25	28.64
G&A cost per tonne processed	$/t	30.49	35.66	36.84	34.26
(1)Cash costs, sustaining capital, AISC, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q3 2026 Analysis
Production
Valentine produced 34,719 ounces in the three months ended September 30, 2026, representing a 6% increase compared to the three months ended June 30, 2026. The increase in production was primarily due to a 16% increase in the average gold grade processed, offset partially by a 9% decrease in tonnes processed, primarily due to a planned mill shutdown in August. In September 2026, the mill returned to full throughput and achieved the highest monthly gold production since startup, 9% more than the previous monthly record.
Mining activity continued to ramp up during Q3 2026, with total tonnes moved, ore tonnes mined and contained ounces mined increasing by 10%, 84%, and 27%, respectively, compared to Q2 2026. These metrics reached the highest quarterly levels since Valentine commenced operations.
Mining unit costs for the three months ended September 30, 2026 were consistent with Q2 2026, while processing costs were 28% higher, primarily due to the impact of costs incurred during the August plant shutdown.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

Cash costs per oz sold were 27% lower for the three months ended September 30, 2026 compared to the three months ended June 30, 2026, primarily reflecting increased mining activity and contained ounces mined, which resulted in a greater proportion of mining costs being allocated to ore stockpiled for future processing, reducing the mining costs attributed to current gold production.
AISC per oz sold was 30% lower for the three months ended September 30, 2026 compared to the three months ended June 30, 2026, primarily due to the lower cash costs per oz sold.
Non-sustaining expenditures for the three and nine months ended September 30, 2026 of $42.1 million and $138.4 million, respectively, primarily related to deferred initial capital including an operations camp expansion, temporary effluent treatment plant, sedimentation ponds, a tailings storage facility (“TSF”) raise, and Phase 2 project construction costs.
Exploration and Development
During Q3 2026, the 2026 Valentine exploration program continued its focus on a combination of near-mine development drilling targets along the mine trend, including the Frank, Sprite and Banshee zones, and generative drilling at the recently discovered Minotaur zone, which has opened a new distinct regional area of exploration potential. A total of 30,627 m of drilling was completed in the three months ended September 30, 2026, bringing the total for 2026 to 75,209 m of the planned 101,100 m program. Exploration expenditures for the three and nine months ended September 30, 2026 were $6.3 million and $17.7 million, respectively.

Outlook
The focus for the near term at Valentine is to increase ore grade delivered to the plant through continued optimization of high-precision GPS guidance systems on the shovels and to increase blasted material inventory, which enables improvement of selective mining practices and ore blending options.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

Nicaragua Operations
Equinox Gold acquired La Libertad (“Libertad”) and El Limon (“Limon”) mine complexes in Nicaragua (together, the “Nicaragua Operations”) as part of the Calibre Acquisition. The Nicaragua Operations use a hub-and-spoke model, whereby ore from multiple open-pit and underground deposits is processed at either the Limon or Libertad mills, which together have a combined 2.7 Mtpa installed processing capacity.
Figures for periods prior to the Calibre Acquisition are not presented in the table below.
Operating and financial results

		Three months ended			Nine months ended	Period from
Operating data - Nicaragua Operations	Unit	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	June 17 to September 30, 2025(1)
Ore mined - open pit	kt	275	427	740	1,185	843
Waste mined - open pit	kt	14,426	12,538	10,375	38,133	11,763
Open pit strip ratio	w:o	52.42	29.37	14.02	32.18	13.95
Average open pit gold grade	g/t	3.99	2.88	3.51	2.86	3.66
Ore mined - underground	kt	71	87	114	254	137
Average underground gold grade	g/t	2.81	3.36	2.93	3.06	2.84
Ore mined - total	kt	346	514	854	1,439	981
Tonnes processed	kt	632	625	598	1,845	678
Average gold grade processed	g/t	3.09	3.08	4.05	3.31	4.02
Recovery	%	90.5	90.4	91.1	90.6	91.0
Gold produced	oz	58,489	59,476	71,119	199,246	71,119
Gold sold	oz	58,422	59,441	71,435	198,983	71,435
Operating data - El Limon Mill
Tonnes processed	kt	135	133	124	389	144
Average gold grade processed	g/t	4.00	4.11	5.61	4.29	5.51
Recovery	%	90.3	88.9	90.5	89.7	90.5
Gold produced	oz	16,773	15,214	22,838	52,281	22,838
Gold sold	oz	16,754	15,195	22,944	52,177	22,944
Operating data - La Libertad Mill
Tonnes processed	kt	497	492	474	1,455	543
Average gold grade processed	g/t	2.84	2.80	3.64	3.05	3.59
Recovery	%	90.5	91.0	91.3	90.9	91.1
Gold produced	oz	41,716	44,262	48,281	146,966	48,281
Gold sold	oz	41,668	44,246	48,491	146,805	48,491
Financial data - Nicaragua Operations
Revenue(3)	M$	232.4	264.4	239.9	879.0	239.9
Cash costs(2)	M$	126.4	110.6	94.2	362.7	94.2
Sustaining capital(2)	M$	14.1	10.3	12.5	36.3	13.7
Sustaining lease payments	M$	0.1	0.1	0.2	0.2	0.2
Reclamation expenses	M$	1.2	1.1	0.7	2.9	0.8
Total AISC(2)	M$	141.8	122.2	107.7	402.2	109.0
Non-sustaining expenditures	M$	25.6	33.2	24.0	96.7	30.1
(1)Limon and Libertad were acquired as part of the Calibre Acquisition. Operational and financial results are for the period from June 17 to September 30, 2025.
(2)Cash costs, sustaining capital, AISC, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(3)Revenue is reported net of silver revenue.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

Operating and financial results (continued)

		Three months ended			Nine months ended	Period from
Unit analysis - Nicaragua Operations	Unit	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	June 17 to September 30, 2025(1)
Realized gold price per oz sold	$/oz	3,977	4,448	3,358	4,417	3,358
Cash costs per oz sold(2)	$/oz	2,164	1,861	1,319	1,823	1,319
AISC per oz sold(2)	$/oz	2,427	2,056	1,507	2,022	1,525
(1)Limon and Libertad were acquired as part of the Calibre Acquisition. Operational and financial results are for the period from June 17 to September 30, 2025.
(2)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q3 2026 Analysis
Production
Gold production was 18% lower for the three months ended September 30, 2026 compared to the same period in 2025, primarily due to sequencing of open-pit mining activities. Open-pit tonnes mined were 32% higher and contained ounces mined were 58% lower compared to Q3 2025, reflecting the planned waste stripping campaign during the Quarter.
Cash costs and AISC per oz sold were 64% and 61% higher, respectively, for the three months ended September 30, 2026 compared to the same period in 2025, primarily due to higher open-pit tonnes mined, lower contained ounces mined and fewer ounces sold in Q3 2026.
Sustaining capital expenditures for the three and nine months ended September 30, 2026 of $14.1 million and $36.3 million, respectively, primarily related to capitalized stripping, machinery and equipment.
Non-sustaining expenditures for the three and nine months ended September 30, 2026 of $25.6 million and $96.7 million, respectively, primarily related to machinery and equipment, underground mine development, capitalized stripping, exploration and the TSF.
Exploration and Development
During Q3 2026, exploration activities continued at Limon, Libertad and priority regional scale targets, with approximately 35,000 m drilled during the Quarter, bringing the year-to-date drilling total to approximately 80,000 m compared with an updated full-year forecast of 115,000 m. At Limon, drilling focused on resource growth and conversion opportunities at the Babilonia, Hagie, Santa Emilia, Temerario Sur and Talavera targets. At Libertad, step-out exploration drilling continued along the El Tigre-Calvario vein trend, and at the Jabali and Cascabel targets. The regional drill program focused on infill drilling at Riscos de Oro. Exploration expenditures at the Nicaragua Operations for the three and nine months ended September 30, 2026 were $7.4 million and $19.1 million, respectively.
Outlook
The focus for the near term at Nicaragua is to continue development of future ore sources.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

Camino Rojo
Camino Rojo is located in Zacatecas State, Mexico, and consists of the Camino Rojo oxide open-pit heap leach gold-silver mine and the Camino Rojo underground sulphide project (“Camino Rojo Underground”).
Figures for periods prior to the Orla Acquisition are not presented in the table below.
Operating and financial results for the period from July 31 to September 30, 2026

		Period from	Three months ended	Nine months ended
Operating data	Unit	July 31 to September 30, 2026(1)	September 30, 2026(3)	September 30, 2026(3)
Ore mined	kt	1,365	2,075	6,406
Waste mined	kt	3,187	4,522	9,799
Open pit strip ratio	w:o	2.33	2.18	1.53
Tonnes processed	kt	1,153	1,738	5,315
Average gold grade processed	g/t	0.87	0.85	0.72
Recovery	%	67.2	68.0	67.0
Gold produced	oz	18,975	26,168	65,351
Gold sold	oz	21,492	25,581	65,525
Financial data
Revenue(3)	M$	93.3
Cash costs(2)	M$	19.5
Sustaining capital(2)	M$	6.4
Sustaining lease payments	M$	0.1
Reclamation expenses	M$	0.2
Total AISC(2)	M$	26.2
Non-sustaining expenditures	M$	3.9
Unit analysis
Realized gold price per oz sold	$/oz	4,341
Cash costs per oz sold(2)	$/oz	906
AISC per oz sold(2)	$/oz	1,220
Mining cost per tonne mined	$/t	2.34
Processing cost per tonne processed	$/t	6.14
G&A cost per tonne processed	$/t	5.18
(1)Camino Rojo was acquired as part of the Orla Acquisition. As such, comparative figures for previous quarters are not presented.
(2)Cash costs, sustaining capital, AISC, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(3)The operating data presented in these columns includes operating results for Camino Rojo for the entire three and nine months ended September 30, 2026, including the period prior to completion of the Orla Acquisition on July 31, 2026. As Equinox Gold is not entitled to the economic benefits of Camino Rojo prior to the Orla Acquisition, financial results for the period prior to July 31, 2026 are not provided.
(4)Revenue is reported net of silver revenue.
Q3 2026 Analysis
Production
Gold production at Camino Rojo was 18,975 ounces attributable to Equinox Gold from the date of the Orla Acquisition on July 31, 2026 to September 30, 2026. During the Quarter, sulphide and carbon levels were higher than planned, resulting in lower overall gold recovery.
Sustaining expenditures for the period ended September 30, 2026 of $6.4 million primarily related to capitalized stripping and leach pad construction.
Non-sustaining expenditures for the period ended September 30, 2026 of $3.9 million primarily related to development activities.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

Exploration and Development
During Q3 2026, the drilling program continued to support metallurgical, geotechnical and hydrological studies for a Pre-Feasibility Study (“PFS”) for the Camino Rojo Underground project. A total of 5,320 m were drilled for the period from July 31 to September 30, 2026 and a total of 6,943 m during the three months ended September 30, 2026, bringing the year-to-date drilling to 12,517 m, including the period before the Orla Acquisition. The Company is targeting to complete the PFS in 2027, with the study and supporting drilling expected to advance a permit submission for the Camino Rojo Underground project in 2027. The regional exploration program also resumed during Q3 2026 with drilling focused on the Guanamero target. Exploration expenditures at Camino Rojo for the period from July 31 to September 30, 2026 were $1.7 million.
Outlook
The leach pad expansion is expected to be completed in Q4 2026. Additional metallurgical testing for transitional material is being conducted to compare to the recovery models.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

Mesquite Mine, California, USA
Mesquite is an open pit, run-of-mine heap leach gold mine located in Imperial County, California which has been operating since 1986 and was acquired by Equinox Gold in October 2018.
Operating and financial results

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Ore mined and stacked on leach pad	kt	2,181	3,528	780	7,736	5,527
Waste mined	kt	11,061	8,357	11,663	29,766	32,267
Open pit strip ratio	w:o	5.07	2.37	14.95	3.85	5.84
Average gold grade stacked to leach pad	g/t	0.43	0.33	0.24	0.35	0.55
Gold produced	oz	17,116	18,572	27,642	48,861	71,237
Gold sold	oz	17,107	18,537	27,882	48,822	71,371
Financial data
Revenue(2)	M$	73.2	80.4	90.2	214.2	226.7
Cash costs(1)	M$	23.5	29.8	37.2	74.3	94.2
Sustaining capital(1)	M$	31.7	7.4	14.4	48.2	26.9
Reclamation expenses	M$	0.4	0.6	1.8	1.2	5.7
Total AISC(1)	M$	55.6	37.8	53.4	123.8	126.8
Non-sustaining expenditures	M$	0.6	0.2	0.2	1.6	9.0
Unit analysis
Realized gold price per oz sold	$/oz	4,278	4,337	3,236	4,387	3,177
Cash costs per oz sold(1)	$/oz	1,376	1,607	1,333	1,521	1,320
AISC per oz sold(1)	$/oz	3,250	2,040	1,913	2,535	1,776
Mining cost per tonne mined	$/t	1.96	2.32	1.79	2.11	1.69
Processing cost per tonne processed	$/t	5.80	3.84	13.99	4.84	6.09
G&A cost per tonne processed	$/t	2.69	1.35	9.08	2.12	3.16
(1)Cash costs, sustaining capital, AISC, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q3 2026 Analysis
Production
Mesquite production was 38% and 31% lower in the three and nine months ended September 30, 2026 compared to the same periods of 2025, respectively, as the 2025 mining sequence resulted in stacking the majority of recoverable ounces during the first half of 2025, whereas in 2026, stacking of recoverable ounces is weighted to the second half of the year. Production in 2026 was also impacted by geotechnical instability in Brownie Phase 4, which has restricted access to certain lower benches and resulted in a shift of production ounces previously planned for 2026 to later years in the mine plan.
Mining unit costs were 9% and 25% higher for the three and nine months ended September 30, 2026 compared to the same periods in 2025, respectively, driven by higher diesel prices.
Processing unit costs were 59% and 21% lower for the three and nine months ended September 30, 2026 compared to the same period in 2025, respectively, primarily due to the impact of higher tonnes stacked during Q3 2026.
Cash costs per oz sold were 3% and 15% higher for the three and nine months ended September 30, 2026 compared to the same periods in 2025, respectively, due primarily to the impact of higher mining unit costs and lower gold ounces sold.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

AISC per oz sold was 70% and 43% higher for the three and nine months ended September 30, 2026 compared to the same periods in 2025, respectively, primarily due to the impact of higher sustaining capital expenditures.
Sustaining capital expenditures for the three months ended September 30, 2026 of $31.7 million primarily related to capital stripping in Rainbow North and Big Chief, a new loader and capitalized replacement component costs. Sustaining capital expenditures for the nine months ended September 30, 2026 of $48.2 million primarily related to capital stripping in Brownie 4 in H1 2026, capital stripping in Rainbow North and Big Chief, a new loader and capitalized replacement component costs.
Non-sustaining expenditures for the three and nine months ended September 30, 2026 were $0.6 million and $1.6 million, respectively, primarily related to capitalized exploration. In 2025, capital stripping activity related to the Ginger Pit was classified as non-sustaining expenditures.
Exploration and Development
There was no exploration drilling conducted at Mesquite in Q3 2026. Year-to-date drilling totaled 15,130 m compared to the planned 12,619 m. Drilling completed during the first half of 2026 focused on resource conversion and expansion opportunities at the Ginger and Vista pits. A reverse circulation drilling program of approximately 10,000 m is planned for Q4 2026 to follow up on results from the Ginger-Brownie and Vista-Rainbow areas, and to target additional resource conversion and growth opportunities. Exploration expenditures were $0.5 million and $4.2 million for the three and nine months ended September 30, 2026, respectively.
Outlook
The focus at Mesquite continues to be assessing opportunities for mine life extension.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

DEVELOPMENT PROJECTS
Valentine Phase 2 Expansion, Newfoundland and Labrador, Canada
The Company is advancing the Valentine Phase 2 expansion, which is expected to increase processing throughput from the current design capacity of approximately 2.5 Mtpa to 5.0 Mtpa.
2026 Update and Outlook
On August 5, 2026, the Board of Directors approved the start of construction of the Valentine Phase 2 expansion with an initial capital budget of $436 million, including $54 million of contingency. The Company’s 2026 Updated Guidance includes $50 to $60 million of growth capital for the expansion, which was not included in the Company’s 2026 Original Guidance. Construction is expected to be completed in late 2028. During Q3 2026, detailed engineering was advanced and orders were placed for key long-lead items, including an additional ball mill, gyratory crusher and tailings thickener. Additionally, the Company submitted an application to Newfoundland and Labrador Hydro to proceed with a full impact study for additional power supply requirements associated with the Phase 2 expansion. Growth capital expenditures for the Phase 2 expansion were $8.3 million during Q3 2026.
South Railroad Project, Nevada, USA
South Railroad is located along the Pinon Range, approximately 24 kilometers south-southeast of Carlin, Nevada, in the Railroad mining district. South Railroad is a highly prospective land package of approximately 25,000 hectares along the Carlin Trend. The Company acquired South Railroad on July 31, 2026 through the Orla Acquisition.
South Railroad will be an open-pit, heap leach gold project. Based on the updated feasibility study completed by Orla in January 2026, South Railroad is expected to produce approximately 130,000 ounces of gold per year over the first five years of operation, and average more than 100,000 ounces annually over an initial ten-year mine life. Initial capital costs are estimated at $395 million.
2026 Update and Outlook
In Q3 2026, the Company commenced early works construction at South Railroad following receipt of the federal Record of Decision (“ROD”) in August 2026. The Company’s 2026 Updated Guidance includes $70 to $80 million of growth capital for South Railroad for the period from August 1, 2026 to December 31, 2026.
Permitting
South Railroad is situated on a combination of federal and private land and was subject to permitting under the National Environmental Policy Act (“NEPA”), led by the U.S. Bureau of Land Management (“BLM”). The BLM published the Notice of Intent in the Federal Register on August 13, 2025, formally initiating the Environmental Impact Statement (“EIS”) process, and on August 14, 2026 issued an ROD for South Railroad, completing the federal permitting process under NEPA.
At the state level, South Railroad has received its Class I and Class II Air Operating Permits. Applications for the remaining key state permits and water rights, including the Water Pollution Control Permit, the National Pollutant Discharge Elimination permit and the Reclamation Permit, have been submitted and are under review by the applicable regulatory authorities. The Company expects to receive these permits throughout the end of 2026 and into early 2027.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

DEVELOPMENT PROJECTS (CONTINUED)
Project Execution
Procurement of critical long-lead equipment advanced through 2026, with purchase orders placed for the ADR (adsorption, desorption and recovery) plant, crushing systems and site power generators, and the contract for the mine water treatment plant awarded. Major contracts were also awarded for power generation, process plant equipment, concrete and structural steel. At September 30, 2026, detailed engineering was 71% complete and approximately $180 million of the $395 million initial capital estimate had been committed.
Early works on the north access road began in the summer of 2026 in coordination with Elko County. Following receipt of the ROD, earthworks and major civil construction commenced on site.
Mining equipment is expected to begin arriving on site at the end of 2026, with initial mining planned for spring 2027 and first gold production targeted in the first half of 2028. From the date of the Orla Acquisition of July 31, 2026 through to September 30, 2026, the Company incurred $20.1 million of growth capital expenditures.
Castle Mountain Expansion, California, USA
Based on a 2021 feasibility study, expanded operations at Castle Mountain (the “Castle Mountain Expansion”) are expected to produce over 200,000 ounces of gold per year for a 14-year mine life. The Company is completing engineering and optimization studies and expects to issue an updated feasibility study in 2027.
In June 2025, the Castle Mountain Expansion was accepted as a FAST-41 Project by the United States Federal Permitting Improvement Steering Council. FAST-41 provides a federal framework designed to streamline environmental reviews, improve interagency coordination and enhance transparency in the permitting process. The current permitting schedule anticipates issuance of the final EIS and ROD in Q2 2027.
2026 Update and Outlook
During 2026, the Company continued to advance engineering work and permitting activities for the Castle Mountain Expansion. An investment decision is expected in 2027 and is subject to a positive federal permitting decision, receipt of the required county and state permits, and approval from the Company’s Board of Directors.
In April 2026, the BLM published the draft EIS, and the state lead agency published the draft Environmental Impact Report (“EIR”) under the California Environmental Quality Act. Publication of the draft EIR also initiated the review processes for certain additional state and local permits.
Los Filos Expansion, Guerrero, Mexico
In June 2026, the Company signed 20-year land access agreements with all three host communities near Los Filos. With these agreements in place, the Company initiated activities to support the gradual restart of heap leach operations and is advancing technical studies to evaluate potential expansion opportunities.
Camino Rojo Underground, Zacatecas, Mexico
Camino Rojo, acquired by the Company on July 31, 2026 through the Orla Acquisition, comprises the operating Camino Rojo oxide open-pit, heap leach mine and the Camino Rojo Underground, which targets sulphide mineralization, including Zone 22, beneath and adjacent to the existing open pit. A preliminary economic assessment completed in February 2026 evaluated a potential standalone underground operation. The Company is advancing technical work to support a PFS, expected to be completed in 2027, to support permit applications planned for submission that year.
In March 2026, Mexico’s Secretariat of Environment and Natural Resources approved the environmental impact statement authorizing construction of an exploration decline to provide underground access for the Camino Rojo Underground, as well as mining of the remaining oxide mineralization within the open pit.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

DEVELOPMENT PROJECTS (CONTINUED)
2026 Update and Outlook
The Company is advancing plans for an exploration decline from the Camino Rojo open pit to provide underground access for infill and definition drilling of the sulphide mineralization to support the technical evaluation of the Camino Rojo Underground. The contract for the portal and exploration decline is expected to be awarded in Q4 2026.
A drilling program to collect metallurgical, geotechnical and hydrogeological data for the PFS is underway. The Company expects to complete the PFS in 2027 to support the submission of permit applications for Camino Rojo Underground in 2027.
An investment decision for the Camino Rojo Underground will be subject to completion of further technical studies, receipt of permits and approval from the Company’s Board of Directors.

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox Gold had four lost-time injuries during the three months ended September 30, 2026 and 13 lost-time injuries during the nine months ended September 30, 2026. The Company’s lost time injury frequency rate was 0.55 per million hours worked for the three months ended September 30, 2026 and 0.70 per million hours worked for the nine months ended September 30, 2026. The Company’s TRIFR, which is a measure of all injuries that require the attention of medically trained personnel, result in restricted duties or lost days, was 2.04 per million hours worked for the three months ended September 30, 2026 and 2.22 per million hours worked for the nine months ended September 30, 2026.
Environment
There have been no significant environmental incidents in 2026 to date, as defined by the Company’s environmental standards.

SUSTAINABILITY
During Q2 2026, the Company published its 2025 Sustainability Report suite, including independent assurance reports addressing conformance with the Responsible Gold Mining Principles and the Conflict-Free Gold Standard.
Sustainability activities during Q3 2026 focused on aligning and integrating sustainability policies and practices across the Company. This work included reviewing existing policies, developing an integrated sustainability reporting process, establishing the 2026 reporting approach for the combined portfolio, and delivering social management standards training to newly acquired sites. The Company also progressed actions arising from the 2025 Responsible Gold Mining Principles assurance process and completed its 2026 S&P Corporate Sustainability Assessment submission.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

CORPORATE
Orla Acquisition
On July 31, 2026, the Company completed the Orla Acquisition, whereby the Company acquired 100% of the issued and outstanding common shares of Orla through an at-market share exchange transaction pursuant to a court-approved plan of arrangement. The principal properties acquired in the Orla Acquisition were Musselwhite, Camino Rojo and South Railroad.
Under the terms of the arrangement, former Orla shareholders received one Equinox Gold common share (the “Exchange Ratio”) and a nominal cash payment of $0.0001 for each Orla common share held immediately prior to closing of the Orla Acquisition. At the acquisition date, all outstanding stock options, other share-based payment awards, and warrants previously granted or issued by Orla became exercisable for or convertible into Equinox Gold common shares in accordance with the terms of the instruments, with the number of issuable shares and the exercise or conversion price adjusted to reflect the Exchange Ratio.
Total consideration transferred for the Orla Acquisition was $3.6 billion. In accordance with the acquisition method of accounting, the consideration transferred was allocated to the underlying assets acquired and liabilities assumed on a provisional basis in the Company’s September 30, 2026 financial statements, based upon their estimated fair values, as at the date of acquisition. Transaction costs incurred in connection with the Orla Acquisition totaling $22.3 million were expensed and presented as professional fees within general and administration expense.
Loans and borrowings assumed consisted of a revolving facility and term facility with an aggregate outstanding principal balance of $115.0 million at the acquisition date. On July 31, 2026, following completion of the Orla Acquisition, the Company repaid in full the outstanding balance under the revolving and term facilities, and the facilities were terminated.
Sale of Brazil Operations
On January 23, 2026, the Company completed the sale of its 100% interest in the Brazil Operations. On closing of the Brazil Sale Transaction, the Company received cash consideration of $891.1 million, which is subject to customary post-closing working capital adjustments. For the three and nine months ended September 30, 2026, the Company recognized a loss of $6.2 million and a gain of $111.5 million on the sale of the Brazil Operations, respectively, which is net of the Company’s estimate as at September 30, 2026 of the probable indemnity payments relating to pre-closing tax and litigation matters.
In addition to the cash consideration received, the Company is entitled to additional production-linked cash consideration of up to $115.0 million payable on January 23, 2027, based on gold ounces sold by the Brazil Operations during the 12-month period following closing (the “Brazil Measurement Period”). The contingent consideration equals 12.5% of incremental revenue from gold sales above 200,000 ounces, subject to a maximum payment of $115.0 million if sales exceed 280,000 ounces during the Brazil Measurement Period.
The amount of consideration included in the calculation of gain on sale represents the amount that the Company expects to be entitled to in exchange for transferring the assets and liabilities of the Brazil Operations (the “Brazil Transaction Price”), which includes an estimate of the post-closing working capital adjustment. At September 30, 2026, the Company excluded the contingent production-linked consideration from the Brazil Transaction Price because the amount of the contingent payment has a high variability of possible outcomes that is dependent on factors outside of the Company’s influence. The uncertainty about the amount of contingent production-linked consideration will not be resolved until the end of the Brazil Measurement Period, and the magnitude of any adjustment recognized as part of the gain on sale prior to the end of the Brazil Measurement Period could be significant.
Future adjustments to the Brazil Transaction Price, including the post-closing working capital adjustment, changes in the Company’s estimate of the contingent production-linked consideration and changes in its estimate of probable indemnity payments, will be recognized in the statement of income or loss in the period in which the changes occur.
The Brazil Operations, being a component that represents a separate major geographical area of operations of the Company, has been presented as Discontinued Operations. Prior periods have been restated to conform with the current period presentation of the Brazil Operations as Discontinued Operations.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

CORPORATE (CONTINUED)
Credit Facility
On January 23, 2026, the Company repaid the $500.0 million balance under the Term Loan in full, without penalty, and the Term Loan was terminated. The Company recognized a loss of $16.0 million in other (expense) income on extinguishment of the Term Loan.
On April 27, 2026, the Company amended certain terms of its Revolving Facility. The amendments include an increase in the facility size from $850.0 million to $1.0 billion, an extension of the maturity date from July 31, 2029 to July 31, 2030, and an increase in the uncommitted accordion feature to $500.0 million. The amended terms also reduced the applicable interest rate from the applicable term rate based on the Secured Overnight Financing Rate (“SOFR”) plus a margin of 1.875% to 3.125% to SOFR plus a margin of 1.45% to 2.50%, based on the Company’s total net leverage ratio, and amended certain financial covenants, which include an increase to the senior net leverage ratio and a reduction in the interest coverage ratio.
During the nine months ended September 30, 2026, the Company repaid $340.0 million of the outstanding principal under the Revolving Facility. At September 30, 2026, there was $634.6 million undrawn on the Revolving Facility.
Following the April 2026 amendment, the Revolving Facility is secured by a pledge over the shares of certain subsidiaries of the Company and asset level security on the property and assets of Greenstone, which will remain in place until the contingent payment obligation at Greenstone (“Greenstone Contingent Consideration”) is fully settled.
Sprott Loan
On January 23, 2026, the Company repaid in full the outstanding principal of $261.3 million and remaining balance of $25.1 million in additional payments payable under the Sprott Loan. Pursuant to the terms of the Sprott Loan, the Company paid an additional amount of $12.2 million, equal to the interest that would have been accrued on the principal amount prepaid from the date of prepayment to June 30, 2026. The Company recognized a loss of $16.6 million in other income (expense) on extinguishment of the Sprott Loan.
2023 Convertible Notes
On September 18, 2026, the Company issued a notice of redemption in respect of all its outstanding 2023 Convertible Notes. Subsequent to September 30, 2026, and prior to the redemption date, holders converted all of the outstanding notes in accordance with their terms. In connection with the conversions, the Company issued 28,475,117 common shares, following which the notes ceased to be outstanding.

FINANCIAL RESULTS
Net income for Q3 2026 was $62.5 million compared to net income of $75.6 million in Q3 2025. For the nine months ended September 30, 2026, net income was $603.2 million compared to net income of $24.0 million for the same period in 2025. Net income from Continuing Operations for Q3 2026 was $68.7 million compared to net income of $5.8 million in Q3 2025. For the nine months ended September 30, 2026, net income from Continuing Operations was $474.4 million compared to a net loss of $101.1 million for the same period in 2025.
The decrease in net income for the three months ended September 30, 2026, compared to the same period in 2025, was primarily due to higher income tax expense, driven mainly by higher income at the Company’s Canadian operations, and lower net income from Discontinued Operations, partially offset by higher income from mine operations.
The increase in net income for the nine months ended September 30, 2026, compared to the same period in 2025, was primarily attributable to higher income from mine operations and lower finance expense, partially offset by higher income tax expense, primarily due to higher income from the Company’s operations in Canada and Nicaragua.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

FINANCIAL RESULTS (CONTINUED)
The increase in income from mine operations for the three and nine months ended September 30, 2026 reflected contributions from the Nicaragua Operations and Valentine following the Calibre Acquisition in June 2025 and Valentine reaching commercial production in late Q4 2025 and from Musselwhite and Camino Rojo following the Orla Acquisition in July 2026, as well as the continued ramp up of Greenstone’s operations. Higher realized gold prices were also a significant contributor, with the average realized gold price per ounce increasing by 22% and 35% for the three and nine months ended September 30, 2026, respectively. Net income for both periods also benefited from lower finance expense following the extinguishment of the Term Loan in January 2026 and the impact of amendments to the Revolving Facility.

Selected financial results for the three and nine months ended September 30, 2026 and 2025

$ amounts in millions, except per share amounts	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025(1)	September 30, 2026	September 30, 2025(1)
Continuing Operations
Revenue	$1,047.0	$584.3	$2,678.4	$1,135.8
Cost of sales
Operating expense	(503.3)	(266.0)	(1,155.8)	(595.3)
Depreciation and depletion	(173.5)	(136.4)	(411.9)	(239.9)
Income from mine operations	370.2	181.9	1,110.7	300.6
Care and maintenance expense	(32.2)	(27.7)	(75.3)	(72.9)
Exploration and evaluation expense	(17.0)	(8.0)	(33.1)	(9.5)
General and administration expense	(54.0)	(35.4)	(97.6)	(78.2)
Income from operations	267.0	110.7	904.6	139.9
Finance expense	(31.3)	(49.4)	(75.2)	(139.7)
Finance income	4.4	3.2	11.3	7.4
Other expense	(59.5)	(41.6)	(40.5)	(51.8)
Net income (loss) before income taxes from Continuing Operations	180.5	22.9	800.1	(44.3)
Income tax expense	(111.9)	(17.2)	(325.7)	(56.8)
Net income (loss) from Continuing Operations	68.7	5.8	474.4	(101.1)

Discontinued Operations
Net income (loss) from Discontinued Operations	(6.2)	69.8	128.8	125.1
Net income	$62.5	$75.6	$603.2	$24.0

Net income (loss) per share from Continuing Operations
Basic	$0.07	$0.01	$0.54	$(0.18)
Diluted	$0.07	$0.01	$0.51	$(0.18)

Net income per share
Basic	$0.06	$0.10	$0.69	$0.04
Diluted	$0.06	$0.10	$0.65	$0.04
(1)    Restated. See ‘Sale of Brazil Operations’ in the Corporate section of this document.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

FINANCIAL RESULTS (CONTINUED)
Income from Mine Operations
Revenue for Q3 2026 was $1,047.0 million (Q3 2025 - $584.3 million) on sales of 248,484 ounces of gold (Q3 2025 - 170,193 ounces). Revenue increased by 79% in Q3 2026 compared to Q3 2025 primarily due to a 22% increase in the average realized gold price per ounce sold and a 46% increase in gold ounces sold.
Revenue for the nine months ended September 30, 2026 was $2,678.4 million (nine months ended September 30, 2025 - $1,135.8 million) on sales of 610,404 ounces of gold (nine months ended September 30, 2025 - 351,113 ounces). Revenue increased by 136% for the nine months ended September 30, 2026 compared to the same period in 2025 due to a 35% increase in the average realized gold price per ounce sold and a 74% increase in gold ounces sold.
Gold ounces sold for the three months ended September 30, 2026 were higher compared to the same period in 2025, primarily due to the gold sold at Valentine, which reached commercial production in late Q4 2025, contributions from Musselwhite and Camino Rojo following the Orla Acquisition in July 2026 and higher gold sold at Greenstone as its ramp-up continued. These increases were partially offset by the loss of contributions from the Brazil Operations and Pan following their respective dispositions, as well as lower gold sold at the Nicaragua Operations and Mesquite due to mine sequencing.
Gold ounces sold for the nine months ended September 30, 2026 were also higher compared to the same period in 2025, reflecting contributions from the Nicaragua Operations, Valentine, Musselwhite and Camino Rojo, and higher gold sold at Greenstone. These increases were partially offset by lower gold ounces sold from Los Filos as a result of the suspension of operations at Los Filos in April 2025, and the disposition of the Brazil Operations.
Operating expense in Q3 2026 was $503.3 million (Q3 2025 - $266.0 million) and for the nine months ended September 30, 2026 was $1,155.8 million (nine months ended September 30, 2025 - $595.3 million). For the three and nine months ended September 30, 2026, operating expense increased 89% and 94%, respectively, compared to the same periods in 2025 primarily due to additions from Musselwhite and Camino Rojo following the Orla Acquisition, the Nicaragua Operations following the Calibre Acquisition, and Valentine following the achievement of commercial production in late Q4 2025, as well as higher gold ounces sold and higher costs associated with the continued ramp-up of operations at Greenstone. Higher diesel prices and other operating input costs across the portfolio also contributed to the increase. These factors were partially offset by lower gold ounces sold at Mesquite and the impact of the suspension of operations at Los Filos in April 2025.
Depreciation and depletion in Q3 2026 was $173.5 million (Q3 2025 - $136.4 million) and for the nine months ended September 30, 2026 was $411.9 million (nine months ended September 30, 2025 - $239.9 million). The increase for the three and nine months ended September 30, 2026 compared to the same periods in 2025 was primarily due to the contribution of depreciation and depletion associated with Musselwhite and Camino Rojo following the Orla Acquisition and Valentine following the achievement of commercial production in late Q4 2025, as well as higher gold ounces sold at Greenstone, partially offset by the impact of the suspension of operations at Los Filos in 2025. The increase for the nine months ended September 30, 2026 was also due to the fact that it reflects a full nine months of depreciation and depletion for the Nicaragua Operations; the Nicaragua Operations became part of the Company’s portfolio after the Calibre acquisition closed in June 2025.
General and Administration
General and administration expense in Q3 2026 was $54.0 million (Q3 2025 - $35.4 million) and for the nine months ended September 30, 2026 was $97.6 million (nine months ended September 30, 2025 - $78.2 million). The increase in Q3 2026 compared to Q3 2025 was primarily due to professional fees incurred in Q3 2026 of $17.7 million relating to the Orla Acquisition, offset partially by lower salary and employee benefit expenses associated with the transition of personnel following the close of the Orla Acquisition in 2026 compared to the Calibre Acquisition in 2025. The increase for the nine months ended September 30, 2026 compared to the same period in 2025 was primarily due to costs incurred in 2026 related to the Orla Acquisition of $22.3 million and higher office expenses associated with the growth of the Company, offset partially by costs incurred related to the Calibre Acquisition in 2025 and lower share-based compensation expense in 2026 resulting from a decline in the Company’s share price compared to December 31, 2025.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

FINANCIAL RESULTS (CONTINUED)
Finance Expense
Finance expense in Q3 2026 was $31.3 million (Q3 2025 - $49.4 million) and for the nine months ended September 30, 2026 was $75.2 million (nine months ended September 30, 2025 - $139.7 million). The decrease for the three and nine months ended September 30, 2026 compared to the same periods in 2025 was primarily due to repayment of the Term Loan in full in January 2026, as well as a decrease in finance expense related to the amendment of the Revolving Facility in April 2026 which extended the maturity date and reduced the interest rate margins.
Other Income (Expense)
Other expense for Q3 2026 was $59.5 million compared to other expense of $41.6 million in Q3 2025. Other expense for the nine months ended September 30, 2026 was $40.5 million compared to other expense of $51.8 million for the same period in 2025. The following table summarizes the significant components of other expense:

	Three months ended		Nine months ended
$’s in millions	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Change in fair value of foreign exchange contracts	$(2.9)	$7.4	$(8.9)	$69.3
Change in fair value of gold contracts	(1.1)	(23.4)	(8.4)	(67.5)
Change in fair value of Greenstone Contingent Consideration	(5.3)	(16.4)	1.1	(37.5)
Change in fair value of 2025 Convertible Notes conversion option	(2.7)	(18.8)	14.2	(18.8)
Change in fair value of Equinox Gold warrant liability	(50.0)	(20.7)	(34.4)	(20.7)
Gain (loss) on modification and extinguishment of debt	—	13.0	(14.4)	13.0
Foreign exchange gain (loss)	3.2	5.4	10.3	(0.7)
Other income (expense)	(0.6)	11.9	0.1	11.0
Total other income (expense)	$(59.5)	$(41.6)	$(40.5)	$(51.8)
The change in fair value of foreign exchange contracts for Q3 2026 was a loss of $2.9 million (Q3 2025 - gain of $7.4 million) and for the nine months ended September 30, 2026 was a loss of $8.9 million (nine months ended September 30, 2025 - gain of $69.3 million). The losses recognized in the three and nine months ended September 30, 2026 were primarily due to the impact of weakening of the CAD relative to the USD compared to the same periods in 2025. In January 2026, in conjunction with the sale of the Brazil Operations, the BRL foreign exchange contracts were fully settled, resulting in a realized gain of $9.6 million. During February 2026, the remaining MXN foreign exchange contracts were also fully settled. The gains recognized in the three and nine months ended September 30, 2025 were primarily due to the impact of strengthening of the BRL, MXN and CAD relative to the USD.
The change in fair value of gold contracts for Q3 2026 was a loss of $1.1 million (Q3 2025 - loss of $23.4 million) and for the nine months ended September 30, 2026 was a loss of $8.4 million (nine months ended September 30, 2025 - loss of $67.5 million). The changes in fair value of gold contracts for the three and nine months ended September 30, 2026 and 2025 related to gold collar and financial gold swap contracts. The loss in the three and nine months ended September 30, 2026 was primarily due to the forward gold price at September 30, 2026 being higher than the gold collar ceiling price. The gold contracts were fully settled as at September 30, 2026.
The change in the fair value of the Greenstone Contingent Consideration derivative liability for Q3 2026 was a loss of $5.3 million (Q3 2025 - loss of $16.4 million) and for the nine months ended September 30, 2026 was a gain of $1.1 million (nine months ended September 30, 2025 - loss of $37.5 million). The loss for Q3 2026 was primarily due to an increase in the average forward gold price compared to Q2 2026. The gains for the nine months ended September 30, 2026 were primarily due to a decrease in the average forward gold price compared to Q4 2025. The losses for the three and nine months ended September 30, 2025 were primarily due to an increase in the average forward gold price compared to Q2 2025 and Q4 2024, respectively.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

FINANCIAL RESULTS (CONTINUED)
The loss on change in fair value of the 2025 Convertible Notes conversion option for Q3 2026 was primarily due to an increase in the Company’s share price compared to June 30, 2026. The gain on change in fair value of the 2025 Convertible Notes conversion option for the nine months ended September 30, 2026 was primarily due to a decline in the Company’s share price compared to December 31, 2025.
The loss on the change in fair value of the warrant liability for three and nine months ended September 30, 2026 was primarily due to the change in the fair value of the warrant liability assumed in the Orla Acquisition. For the nine months ended September 30, 2026, this loss was partially offset by a gain on the existing Equinox Gold warrant liability, resulting from a decline in the Company’s share price compared to December 31, 2025.
The net loss on modification and extinguishment of debt for the nine months ended September 30, 2026 relates to the extinguishment of the Term Loan and the Sprott Loan in January 2026, offset partially by the modification gain recognized upon amendment of the Revolving Facility in April 2026.
Income Tax Expense
Tax expense for Q3 2026 was $111.9 million compared to tax expense of $17.2 million in Q3 2025. Tax expense for the nine months ended September 30, 2026 was $325.7 million compared to $56.8 million for the same period in 2025.
The tax expense for the three months and nine months ended September 30, 2026 was primarily due to profitable operations in Canada and Nicaragua. These expenses were partially offset by the tax recovery from the impact of the amortization of fair value adjustments on the mining properties acquired through the Orla Acquisition.
The tax expense for the three and nine months ended September 30, 2025 was primarily due to profitable operations in Nicaragua and the U.S. Additionally, the tax expense for the nine months ended September 30, 2025 includes an accrual related to an audit adjustment in Mexico. These expenses were partially offset by the impact from the amortization of fair value adjustments on the mining properties and inventory acquired through the Calibre Acquisition.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

FINANCIAL RESULTS (CONTINUED)
Selected Quarterly Information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through September 30, 2026:

$ amounts in millions, except per share amounts	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025
Continuing Operations
Revenue	$1,047.0	$769.8	$861.6	$681.4
Cost of sales
Operating expense	(503.3)	(341.6)	(310.9)	(239.3)
Depreciation and depletion	(173.5)	(126.5)	(111.9)	(99.8)
Income from mine operations	370.2	301.7	438.8	342.3
Care and maintenance expense	(32.2)	(22.4)	(20.8)	(22.1)
Exploration and evaluation expense	(17.0)	(9.8)	(6.3)	(1.4)
General and administration expense	(54.0)	(22.1)	(21.5)	(26.5)
Income from operations	267.0	247.4	390.2	292.5
Finance expense	(31.3)	(12.1)	(31.7)	(39.5)
Finance income	4.4	2.7	4.2	3.6
Other income (expense)	(59.5)	67.7	(48.7)	(80.8)
Net income before income taxes from Continuing Operations	180.5	305.6	314.0	175.7
Income tax expense	(111.9)	(87.0)	(126.8)	(93.4)
Net income from Continuing Operations	68.7	218.6	187.2	82.3

Discontinued Operations
Net income (loss) from Discontinued Operations	$(6.2)	$12.0	$122.9	$115.2
Net income	$62.5	$230.6	$310.1	$197.5

Net income per share from Continuing Operations
Basic	$0.07	$0.27	$0.24	$0.10
Diluted	$0.07	$0.24	$0.23	$0.10

Net income per share
Basic	$0.06	$0.29	$0.39	$0.25
Diluted	$0.06	$0.25	$0.38	$0.25

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

FINANCIAL RESULTS (CONTINUED)
Selected Quarterly Information (Continued)

	September 30, 2025(1)	June 30, 2025(1)	March 31, 2025(1)	December 31, 2024(1)
Revenue	$584.3	$285.8	$265.7	$359.4
Cost of sales
Operating expense	(266.0)	(133.2)	(196.1)	(220.6)
Depreciation and depletion	(136.4)	(52.7)	(50.8)	(42.9)
Income from mine operations	181.9	99.9	18.8	95.9
Care and maintenance expense	(27.7)	(35.3)	(9.9)	(0.6)
Exploration and evaluation expense	(8.0)	(0.8)	(0.7)	(0.4)
General and administration expense	(35.4)	(25.5)	(17.4)	(12.6)
Income (loss) from operations	110.7	38.4	(9.2)	82.4
Finance expense	(49.4)	(43.9)	(46.4)	(36.7)
Finance income	3.2	2.4	1.8	1.5
Other income (expense)	(41.6)	5.4	(15.7)	(42.4)
Net income (loss) before income taxes from Continuing Operations	23.0	2.3	(69.5)	4.8
Income tax expense	(17.2)	(30.7)	(9.0)	(34.4)
Net loss from Continuing Operations	5.8	(28.4)	(78.5)	(29.6)

Discontinued Operations
Net income from Discontinued Operations	$69.8	$52.3	$3.0	$57.9
Net income (loss)	$75.6	$23.8	$(75.5)	$28.3

Net income (loss) per share - Continuing Operations
Basic	$0.01	$(0.06)	$(0.17)	$(0.07)
Diluted	$0.01	$(0.06)	$(0.17)	$(0.07)

Net income (loss) per share
Basic	$0.10	$0.05	$(0.17)	$0.06
Diluted	$0.10	$0.05	$(0.17)	$0.06

(1)    Restated. See ‘Sale of Brazil Operations’ in the Corporate section of this document.

LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2026, the Company had financial, operating, and capital commitments of $1.1 billion that require settlement within the next 12 months. At September 30, 2026, the Company had cash and cash equivalents of $527.9 million, and $634.6 million of the Company’s $1.0 billion Revolving Facility remained undrawn. On April 27, 2026, the Company amended the Revolving Facility to increase the facility size from $850.0 million to $1.0 billion and extended its maturity date from July 31, 2029 to July 31, 2030. Additionally, the uncommitted accordion feature was increased from $350.0 million to $500.0 million.
Upon receipt of cash proceeds on close of the Brazil Sale Transaction in January 2026, the Company: (i) fully repaid the $500.0 million Term Loan, without penalty, and the Term Loan facility was terminated; (ii) paid $298.6 million to extinguish the Sprott Loan and related obligations; and (iii) paid down $115.0 million of the outstanding principal under the Revolving Facility. The Company repaid an additional $75.0 million in March 2026, $75.0 million in August 2026, and $75.0 million in September 2026 under the Revolving Facility. Following the close of the Orla Acquisition, the Company fully repaid Orla’s revolving credit facility and term loan for an aggregate of $115.7 million.
During the three and nine months ended September 30, 2026, the Company generated cash flow from operations before changes in working capital of $291.7 million and $904.7 million, respectively, and cash flow from operations of $278.3 million and $718.6 million, respectively.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Management believes the Company’s operating cash flows expected over the next 12 months, in addition to its cash and cash equivalents and available credit from the Revolving Facility, are sufficient to satisfy its financial, operating, and capital commitments that require settlement within the next 12 months.
Working Capital
At September 30, 2026, the Company had cash and cash equivalents of $527.9 million (December 31, 2025 - $407.4 million) and a working capital deficit of $109.4 million (December 31, 2025 - working capital of $708.6 million). Working capital at December 31, 2025 included all assets and liabilities associated with the Brazil Sale Transaction as the Brazil Operations were classified as held for sale at December 31, 2025 (Assets held for sale: $928.3 million; Liabilities relating to assets held for sale: $230.7 million). All assets and liabilities associated with the Brazil Operations were derecognized on disposition in January 2026. Other significant components of working capital are described below.
Marketable securities at September 30, 2026 were $49.6 million (December 31, 2025 - $162.7 million). The decrease was primarily due to the sale of 8,713,436 Versamet common shares held by the Company in July 2026 for total proceeds of $91.5 million and the sale of all Mining Americas common shares held by the Company in February 2026 for total proceeds of $41.1 million, partially offset by favourable changes in the fair value of the Company’s remaining investment in Versamet and Highlander Silver Corp.
Current inventories at September 30, 2026 were $662.4 million (December 31, 2025 - $369.8 million). The increase was primarily due to inventories acquired at Musselwhite and Camino Rojo upon closing of the Orla Acquisition and an increase in stockpile inventories at Valentine, driven by increased tonnage and an increase in the average cost per tonne, and higher supplies inventories at Valentine, Greenstone and the Nicaragua Operations.
Current liabilities were $1,569.9 million at September 30, 2026 compared to $1,262.0 million at December 31, 2025. The increase was primarily due to the following:
•Current liabilities assumed in connection with the Orla Acquisition of $525.5 million, including accounts payable and accrued liabilities of $104.0 million, income taxes payable of $52.8 million, current portion of deferred revenue of $193.6 million, and current portion of derivative liabilities of $168.5 million; partially offset by:
•$230.7 million derecognized on disposal of the liabilities relating to Brazil Operations.
The working capital deficit of $109.4 million at September 30, 2026 included $148.1 million related to the 2023 Convertible Notes, which were classified as current loans and borrowings following the Company’s issuance of a notice of redemption in September 2026. Subsequent to September 30, 2026, and prior to the redemption date, holders converted all of the outstanding notes in accordance with their terms. In connection with the conversions, the Company issued 28,475,117 common shares, following which the notes ceased to be outstanding. As the conversions were settled through the issuance of common shares, no cash outflow was required to extinguish the $148.1 million liability.
Cash Flow
Cash provided by operating activities in Q3 2026 was $278.3 million (Q3 2025 - $240.8 million) and for the nine months ended September 30, 2026 was $718.6 million (nine months ended September 30, 2025 - $428.2 million). The increase in cash provided by operating activities for the three and nine months ended September 30, 2026 compared to the same periods in 2025 was primarily due to higher income from mine operations, driven by contributions from the Nicaragua Operations and Valentine following the Calibre Acquisition in June 2025, contributions from Musselwhite and Camino Rojo following the Orla Acquisition in July 2026, as well as higher income from mine operations at Greenstone and the impact of higher realized gold prices. These increases were partially offset by a build-up of current and non-current stockpile inventories and supplies at Greenstone and Valentine, as well as an increase in income taxes paid in 2026.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Cash provided by investing activities in Q3 2026 was $184.1 million compared to cash used in investing activities of $234.6 million in Q3 2025. For the nine months ended September 30, 2026, cash provided by investing activities was $686.6 million compared to cash used by investing activities of $271.1 million for the same period in 2025.
The increase in cash provided by investing activities in Q3 2026 compared to Q3 2025 was primarily due to the net cash acquired upon closing of the Orla Acquisition of $336.4 million and net proceeds from the disposition of the Versamet common shares of $90.3 million in Q3 2026. The increase in cash provided by investing activities for the nine months ended September 30, 2026 compared to the same period in 2025 was also due to net proceeds received from the sale of Brazil Operations and net proceeds of $41.1 million from the disposition of Mining Americas common shares. These increases were partially offset by higher expenditures on mineral properties, plant and equipment, primarily reflecting expenditures at the Nicaragua Operations and Valentine following the Calibre Acquisition, expenditures at Musselwhite and Camino Rojo following the Orla Acquisition and higher capital spending at Greenstone associated with the continued ramp-up of operations.
Cash used in financing activities in Q3 2026 was $251.9 million, compared to cash used in financing activities of $53.0 million in Q3 2025. For the nine months ended September 30, 2026, cash used in financing activities was $1,306.8 million compared to cash used in financing activities of $39.9 million for the same period in 2025.
The increase in cash used in financing activities in Q3 2026 compared to Q3 2025 was primarily due to repayments made on the Company’s Revolving Facility and dividends paid in Q3 2026 (no dividends paid in Q3 2025), partially offset by draws made on the Company’s Revolving Facility in Q3 2026 (no similar draws made in Q3 2025). The increase in cash used in financing activities for the nine months ended September 30, 2026 compared to the same period in 2025 was primarily due to the impact of repayments of loans and borrowings, primarily utilizing cash received from the sale of the Brazil Operations in January 2026, as well as return of capital totalling $63.7 million in the form of dividends paid and repurchases of the Company’s common shares in 2026 (no repurchases of shares or dividends paid in 2025).

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has:
•1,195,591,053 common shares issued and outstanding
•7,903,794 common shares issuable on the exercise of outstanding options, 3,865,986 common shares issuable on the settlement of outstanding restricted share units and 1,925,973 common shares issuable upon the settlement of outstanding performance share units based on applying the maximum performance factors
•33,334,800 common shares issuable under outstanding share purchase warrants
•4,089,482 common shares potentially issuable on the conversion of outstanding convertible notes denominated in CAD with a principal amount of C$49.7M ($34.3 million) due on March 4, 2030, which are convertible at C$12.14 per Equinox Gold common share, subject to conditions set out in the indenture
The Company’s fully diluted common shares total is 1,246,711,088 at the date of this MD&A.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

COMMITMENTS AND CONTINGENCIES
Commitments
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments, at September 30, 2026:

$’s in thousands	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$480,761	$—	$—	$—	$—	$—	$480,761
Loans and borrowings(1)(4)	204,400	27,863	24,881	415,613	—	—	672,757
Derivative liabilities(2)	29,199	545	—	—	—	—	29,744
Lease liabilities(4)	31,754	22,252	15,981	6,081	3,730	21,433	101,231
Other financial liabilities(1)(3)(4)	51,681	52,699	44,153	31,317	5,071	—	184,921
Reclamation and closure costs(4)	12,863	18,615	15,600	6,952	8,209	501,485	563,724
Purchase commitments(4)	268,079	85,204	858	300	325	—	354,766
Other operating commitments(4)(5)	19,704	30,421	30,421	30,421	30,421	441,106	582,494
Total	$1,098,441	$237,599	$131,894	$490,684	$47,756	$964,024	$2,970,398
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities.
(2)Derivative liabilities in the above table represent the fair values of the derivative instruments that are expected to be cash-settled.
(3)Other financial liabilities mainly relate to the equipment facilities.
(4)Amounts represent undiscounted future cash flows.
(5)At September 30, 2026, in connection with the new 20-year land access agreements signed at Los Filos in June 2026, the Company had commitments for land payments of approximately $30.4 million per year through June 2046.
Contingencies
The Company is a defendant in various lawsuits and is exposed to contingent liabilities arising from legal and other claims relating to tax, environmental and other matters. Management regularly reviews these matters with external counsel to assess the likelihood of a material cash outflow. Where management believes that a cash outflow is probable, a provision for the estimated settlement amount is recognized. Liabilities relating to uncertain tax treatments are recognized as part of income tax liabilities.
The Company’s provision for contingent liabilities at September 30, 2026 was $27.5 million, of which $8.0 million was included in other current liabilities and $19.5 million was included in other non-current liabilities. The provision primarily relates to pre-closing taxes payable, estimated probable indemnity payments and other matters relating to the sale of the Brazil Operations. At December 31, 2025, this provision in the amount of $10.3 million was included in liabilities relating to assets held for sale.
The Company is exposed to contingent liabilities related to administrative, civil and criminal proceedings concerning a former subsidiary that owns the Aurizona Mine, arising from a March 2021 rain event and resulting flooding. As part of the sale of the Brazil Operations, the Company provided indemnities in respect of certain claims, including this matter. No provision had been recognized as at September 30, 2026 in respect of this matter, as the Company believes that a cash outflow in respect of this matter is not probable.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

COMMITMENTS AND CONTINGENCIES (CONTINUED)
The Company may also be exposed to contingent liabilities related to potential criminal activity, certain labour matters and related remediation efforts involving Camino Rojo in Mexico. As disclosed in the Company’s Management Information Circular dated June 19, 2026, in 2025, Orla initiated a review of potential criminal activity with the assistance of external counsel, which was substantially complete at September 30, 2026. Orla voluntarily notified the Office of the Attorney General in Mexico, the Royal Canadian Mounted Police in Canada and the Department of Justice in the United States regarding this matter, and has been cooperating with authorities. Other governmental agencies could become involved in the future. Additionally, in March 2026, a panel under the Canada-U.S.-Mexico Agreement’s Rapid Response Labor Mechanism published its final determination, finding that workers at Camino Rojo had been denied their rights to freedom of association and collective bargaining. The Company continues to engage constructively with government authorities to address the panel’s recommendations. The matters could result in legal claims, monetary fines, civil and criminal penalties, other remedies imposed by governmental agencies, as well as reputational harm which could materially adversely affect the Company’s business, financial condition or results of operations. At September 30, 2026, the Company has not recognized a provision for these matters.

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries and key management personnel. The Company’s key management personnel consists of executive and non-executive directors and members of executive management. There were no significant related party transactions during the nine months ended September 30, 2026

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net cash (debt), and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash Costs and Cash Costs per oz Sold
Cash costs is a common cost measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to understand the costs associated with producing gold and assess operating performance. Cash costs are calculated as mine site operating costs and are net of costs allocated to by-products. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts costs allocated to by-products as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC and AISC per oz Sold
The Company uses AISC per oz of gold sold to measure operating performance. The methodology for calculating AISC was developed internally and is outlined below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes AISC per oz sold provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs.
This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

NON-IFRS MEASURES (CONTINUED)
Cash Costs, Cash Costs per oz Sold and AISC per oz Sold (Continued)
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions, except ounce and per oz figures	Three months ended			Nine months ended
	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Operating expenses	$503.3	$341.6	$266.0	$1,155.8	$595.3
Costs allocated to by-products	(14.0)	(12.3)	(5.4)	(36.1)	(6.5)
Fair value adjustment on acquired inventories	(76.6)	(4.8)	(26.5)	(85.3)	(28.7)
Non-recurring charges recognized in operating expenses(1)	—	—	—	—	(36.8)
Pre-commercial production and development stage operating expenses(2)	(4.1)	(4.1)	(5.0)	(14.6)	(17.0)
Total cash costs - Continuing Operations	408.6	320.4	229.0	1,019.9	506.4
Total cash costs - Discontinued Operations(4)	—	—	107.6	30.7	299.7
Total cash costs - All Operations	$408.6	320.4	336.6	$1,050.5	806.0

Gold oz sold - Continuing Operations	248,484	177,959	170,193	610,404	351,113
Less: gold oz sold during pre-commercial production period and development stage(2)	(1,398)	(1,517)	(4,527)	(5,208)	(12,461)
Adjusted gold oz sold - Continuing Operations	247,086	176,442	165,666	605,196	338,652
Gold oz sold - Discontinued Operations	—	—	69,119	15,257	185,056
Adjusted gold oz sold - All Operations	247,086	176,442	234,785	620,453	523,708

Cash costs per gold oz sold - Continuing Operations	$1,654	$1,816	$1,383	$1,685	$1,495
Cash costs per gold oz sold - Discontinued Operations	$—	$—	$1,556	$2,010	$1,619
Cash costs per gold oz sold - All Operations	$1,654	$1,816	$1,434	$1,693	$1,539

Total cash costs - Continuing Operations	$408.6	$320.4	$229.0	$1,019.9	$506.4
Sustaining capital	104.2	59.1	55.6	216.4	107.5
Sustaining lease payments	0.3	0.1	0.4	0.6	0.8
Reclamation expense	5.7	4.4	4.4	14.2	10.9
Sustaining exploration expense	0.5	1.4	—	1.9	—
Pre-commercial production and development stage sustaining expenditures(2)	(2.7)	(1.6)	(1.4)	(5.7)	(3.2)
Total AISC - Continuing Operations	516.6	383.8	288.1	1,247.2	622.4
Total AISC - Discontinued Operations(4)	—	—	142.1	37.4	389.6
Total AISC - All Operations	$516.6	383.8	430.3	$1,284.6	1,011.9

AISC per gold oz sold - Continuing Operations	$2,091	$2,175	$1,739	$2,061	$1,838
AISC per gold oz sold - Discontinued Operations	$—	$—	$2,056	$2,452	$2,105
AISC per gold oz sold - All Operations	$2,091	$2,175	$1,833	$2,070	$1,932
(1)Non-recurring charges recognized in operating expenses relates to a write-down of heap leach ore at Los Filos driven by the suspension of operations on April 1, 2025.
(2)Consolidated cash cost per oz sold and AISC per oz sold exclude Castle Mountain results after August 31, 2024 when residual leaching commenced, Los Filos results after March 31, 2025 as operations were suspended on April 1, 2025 and Valentine results for the period prior to December 2025, when the mine achieved commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)Consolidated cash cost per oz sold and AISC per oz sold include results from Musselwhite and Camino Rojo from the date of the Orla Acquisition of July 31, 2026.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

NON-IFRS MEASURES (CONTINUED)
Cash Costs, Cash Costs per oz Sold and AISC per oz Sold (Continued)
(4)     The following table provides a reconciliation of total cash costs and AISC from Discontinued Operations:

$’s in millions	Three months ended			Nine months ended
	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Discontinued Operations:
Operating expenses	$—	$—	$108.1	$31.8	$301.0
Less: costs allocated to by-products	—	—	(0.6)	(1.2)	(1.4)
Total cash costs	—	—	107.6	$30.7	$299.7
Sustaining capital	—	—	29.3	5.6	77.0
Sustaining lease payments	—	—	3.2	0.9	7.6
Reclamation expense	—	—	2.1	0.3	5.3
Total AISC	$—	$—	$142.1	$37.4	$389.6

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

NON-IFRS MEASURES (CONTINUED)
Sustaining Capital and Sustaining Expenditures
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises. The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for Continuing Operations:

	Three months ended			Nine months ended
$’s in millions	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Capital additions to mineral properties, plant and equipment(1)	$247.4	$197.5	$266.9	$612.4	$477.8
Less: Non-sustaining capital at operating sites	(97.9)	(128.6)	(50.1)	(328.9)	(109.1)
Less: Non-sustaining capital associated with pre-commercial production period and development projects(3)	(37.0)	(8.4)	(98.4)	(48.7)	(116.2)
Less: Sustaining capital associated with pre-commercial production period and development projects(3)	(1.3)	(0.2)	—	(1.5)	—
Less: Capital expenditures - corporate	(3.1)	—	—	(3.1)	—
Less: Non-cash additions(2)	(5.3)	(1.1)	(33.6)	(9.4)	(68.0)
Sustaining capital - All Operations	103.0	59.1	84.9	220.7	184.4
Sustaining capital - Discontinued Operations(4)	—	—	29.3	5.6	77.0
Sustaining capital - Continuing Operations	$103.0	$59.1	$55.6	$215.1	$107.4

Sustaining capital - All Operations	$103.0	$59.1	$84.9	$220.7	$184.4
Add: Sustaining lease payments	0.3	0.1	3.6	1.4	8.4
Add: Sustaining reclamation expense	5.7	4.4	6.5	14.5	16.1
Add: Sustaining exploration expense	0.5	1.4	—	1.9	–
Less: Sustaining expenditures associated with pre-commercial production period and development projects(3)	(1.4)	(1.6)	(1.4)	(4.4)	(3.1)
Sustaining expenditures - consolidated	108.0	63.5	93.7	234.0	205.8
Sustaining expenditures - operating mine sites - Discontinued Operations(4)	—	—	34.6	6.7	89.9
Sustaining expenditures - operating mine sites - Continuing Operations	$108.0	$63.5	$59.1	$227.3	$116.0
(1)Per note 6 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.
(3)Relates to Castle Mountain after August 2024 when residual leaching commenced, Los Filos after March 2025 as operations were suspended on April 1, 2025 and Valentine for the period prior to December 2025 after the mine achieved commercial production.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

NON-IFRS MEASURES (CONTINUED)
Sustaining Capital and Sustaining Expenditures (Continued)
(4)The following table provides a reconciliation of sustaining capital and sustaining expenditures from Discontinued Operations:

	Three months ended			Nine months ended
$’s in millions	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Discontinued Operations:
Capital additions to mineral properties, plant and equipment	$—	$—	$36.9	$6.4	$109.7
Less: Non-sustaining capital	—	—	(2.2)	(0.6)	(12.8)
Less: Non-cash additions	—	—	(5.5)	(0.1)	(20.0)
Sustaining capital	—	—	29.3	5.6	77.0
Add: Sustaining lease payments	—	—	3.2	0.9	7.6
Add: Sustaining reclamation expense	—	—	2.1	0.3	5.3
Add: Sustaining exploration expense	—	—	—	—	—
Sustaining expenditures - operating mine sites	$—	$—	$34.6	$6.7	$89.9

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

NON-IFRS MEASURES (CONTINUED)
Total Mine-Site Free Cash Flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Nine months ended
$’s in millions	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Operating cash flow before non-cash changes in working capital	$291.7	$272.0	$319.9	$904.7	$519.1
Fair value adjustments on acquired inventories	76.6	4.8	26.5	85.3	28.7
Non-recurring charges recognized in operating expenses(1)	—	—	—	—	36.8
Operating cash flow used by non-mine site activity(2)	245.4	148.9	106.6	632.1	253.4
Cash flow from operating mine sites - All Operations	$613.7	$425.8	$453.1	$1,622.2	$838.0
Cash flow from operating mine sites - Discontinued Operations(3)	$—	$—	$121.9	$20.7	$265.2
Cash flow from operating mine sites - Continuing Operations	$613.7	425.8	331.2	$1,601.4	572.8

Cash flow from operating mine sites - All Operations	$613.7	$425.8	$453.1	$1,622.2	$838.0
Less: Capital expenditures from operating mine sites
Mineral property, plant and equipment additions	247.4	197.5	266.9	612.4	477.8
Capital expenditures relating to pre-commercial production and development projects, corporate and other non-cash additions	(46.6)	(9.8)	(132.0)	(62.7)	(184.2)
Less: Capital expenditure from operating mine sites - All Operations	200.8	187.7	134.9	549.6	293.5
Less: Lease payments related to non-sustaining capital items	5.9	7.8	5.1	20.0	15.3
Less: Non-sustaining exploration expense	8.7	6.5	8.9	21.8	12.8
Total mine-site free cash flow before changes in working capital - All Operations	$398.3	$223.7	$304.2	$1,030.8	$516.4
Total mine-site free cash flow before changes in working capital - Discontinued Operations(3)	$—	$—	$90.4	$14.5	$175.4
Total mine-site free cash flow before changes in working capital - Continuing Operations	$398.3	$223.7	$213.7	$1,016.2	$340.9

Increase in non-cash working capital - All Operations	(13.4)	(68.6)	(79.1)	(186.1)	(90.9)
Total mine-site free cash flow after changes in non-cash working capital - All Operations	$384.9	$155.1	$225.1	$844.6	$425.4
(1)Non-recurring charges recognized in operating expenses for the nine months ended September 30, 2025 include a write-down of heap leach ore at Los Filos driven by the suspension of operations on April 1, 2025.
(2)Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

NON-IFRS MEASURES (CONTINUED)
Total Mine-Site Free Cash Flow (Continued)
(3)The following table provides a reconciliation of mine site free cash flow after changes in working capital from Discontinued Operations:

	Three months ended			Nine months ended
$’s in millions	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Discontinued Operations:
Operating cash flow before non-cash changes in working capital	$—	$—	$121.9	20.7	265.2
Less: Capital expenditures from operating mine sites	—	—	31.4	6.2	89.8
Total mine site free cash flow before changes in working capital	—	—	90.4	$14.5	$175.4
Increase in non-cash operating working capital	—	—	2.4	$(17.9)	$(16.5)
Total mine site free cash flow after changes in working capital	$—	$—	$92.8	$(3.3)	$158.9

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

EBITDA and Adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. EBITDA is defined as earnings before interest, tax, depreciation and amortization.
Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of options, warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
The following tables provide the calculation of EBITDA and adjusted EBITDA, as calculated by the Company:
EBITDA and Adjusted EBITDA

	Three months ended			Nine months ended
$’s in millions	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Continuing Operations:
Net income (loss) - Continuing Operations	$68.7	$218.6	$5.8	$474.4	$(101.1)
Income tax expense	111.9	87.0	17.2	325.7	56.8
Depreciation and depletion	177.4	130.3	141.9	423.8	252.0
Finance costs	31.3	12.1	49.4	75.2	139.7
Finance income	(4.4)	(2.7)	(3.2)	(11.3)	(7.4)
EBITDA - Continuing Operations	$384.9	$445.3	$211.1	$1,287.8	$340.0
Non-cash share-based compensation	8.5	2.0	6.5	12.2	13.7
Unrealized (gain) loss on gold contracts	(11.7)	(35.9)	16.5	(58.5)	32.9
Unrealized loss (gain) on foreign exchange contracts	1.6	4.8	(3.3)	17.4	(67.8)
Unrealized foreign exchange gain	(3.2)	(3.7)	(4.8)	(15.7)	(0.8)
Change in fair value of Greenstone Contingent Consideration	5.3	(10.4)	16.4	(1.1)	37.4
Change in fair value of 2025 Convertible Notes conversion option	2.7	(18.6)	18.8	(14.2)	18.8
Change in fair value of Equinox Gold warrant liability	50.0	(13.6)	20.7	34.4	20.7
Net (gain) loss on modification and extinguishment of debt	—	(18.2)	(13.0)	14.4	(13.0)
Other expense (income)	0.6	(2.4)	(11.5)	(0.1)	(9.5)
Transaction and integration costs	17.7	4.2	13.0	22.3	25.3
Fair value adjustments on acquired inventories	76.6	4.8	26.5	85.3	28.7
Non-recurring charges recognized in operating expense(1)	—	—	—	—	40.2
Non-recurring charges recognized in care and maintenance expense	—	—	0.2	—	17.7
Adjusted EBITDA - Continuing Operations	$533.0	$358.3	$297.1	$1,384.3	$484.2
Adjusted EBITDA - Discontinued Operations(2)	$—	$—	$122.9	$34.2	$276.3
Adjusted EBITDA - All Operations	$533.0	$358.3	$419.9	$1,418.5	$760.5
(1)Non-recurring charges recognized in operating expenses for the nine months ended September 30, 2025 include a write-down of heap leach ore at Los Filos driven by the suspension of operations on April 1, 2025.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

NON-IFRS MEASURES (CONTINUED)
EBITDA and Adjusted EBITDA (Continued)
(2) The following table provides a reconciliation of adjusted EBITDA from Discontinued Operations:

	Three months ended			Nine months ended
$’s in millions	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Discontinued Operations:
Net income	$(6.2)	$12.0	$69.8	$128.8	$125.1
Income tax expense	—	—	8.1	9.1	4.5
Depreciation and depletion	—	—	42.5	—	125.6
Finance costs	—	—	1.5	0.4	4.8
Finance income	—	—	—	—	(0.4)
EBITDA - Discontinued Operations	$(6.2)	$12.0	$121.9	$138.3	$259.6
Non-cash share-based compensation	—	—	0.1	—	0.2
Unrealized foreign exchange gain	—	—	2.9	7.2	16.7
Gain on sale of Brazil Operations	6.2	(12.0)		(111.5)	—
Other (income) expense		—	(2.0)	0.1	(0.2)
Adjusted EBITDA - Discontinued Operations	$—	$—	$122.9	$34.2	$276.3

Adjusted Net Income and Adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of options, warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

NON-IFRS MEASURES (CONTINUED)
Adjusted Net Income and Adjusted EPS (Continued)

	Three months ended			Nine months ended
$’s and shares in millions	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Net income (loss) attributable to Equinox Gold shareholders - continuing operations	$68.7	$218.6	$5.8	$474.4	$(101.1)
Add (deduct):
Non-cash share-based compensation	8.5	2.0	6.5	12.2	13.7
Unrealized (gain) loss on gold contracts	(11.7)	(35.9)	16.5	(58.5)	32.9
Unrealized loss (gain) on foreign exchange contracts	1.6	4.8	(3.3)	17.4	(67.8)
Unrealized foreign exchange gain	(3.2)	(3.7)	(4.8)	(15.7)	(0.8)
Change in fair value of Greenstone Contingent Consideration	5.3	(10.4)	16.4	(1.1)	37.4
Change in fair value of 2025 Convertible Notes conversion option	2.7	(18.6)	18.8	(14.2)	18.8
Change in fair value of warrant liability	50.0	(13.6)	20.7	34.4	20.7
Net (gain) loss on modification and extinguishment of debt	—	(18.2)	(13.0)	14.4	(13.0)
Other expense (income)	0.6	(2.4)	(11.5)	(0.1)	(9.5)
Transaction costs	17.7	4.2	13.0	22.3	26.1
Fair value adjustments on acquired inventories	76.6	4.8	26.5	85.3	28.7
Non-recurring charges recognized in operating expense(1)	—	—	—	—	40.2
Non-recurring charges recognized in care and maintenance expense	—	—	0.2	—	17.7
Non-recurring charge recognized in tax expense	—	—	(7.7)	(1.2)	(1.3)
Income tax impact related to above adjustments	(23.9)	(1.2)	1.9	(30.7)	0.3
Unrealized foreign exchange gain recognized in deferred tax expense	6.4	(7.1)	(15.5)	0.8	(17.4)
Adjusted net income - Continuing Operations	$199.3	$123.3	$70.4	$539.8	$25.6
Adjusted net income - Discontinued Operations(2)	—	—	69.4	16.8	122.9
Adjusted net income - All Operations	$199.3	$123.3	$139.9	$556.6	$148.5

Basic weighted average shares outstanding	1,041.5	790.0	771.3	874.4	576.6
Diluted weighted average shares outstanding	1,048.9	829.9	781.9	914.4	583.6

Adjusted EPS - Continuing Operations
Per share - basic ($/share)	$0.19	$0.16	$0.09	$0.62	$0.04
Per share - diluted ($/share)	$0.19	$0.15	$0.09	$0.59	$0.04

Adjusted EPS - Discontinued Operations
Per share - basic ($/share)	$0.00	$0.00	$0.09	$0.02	$0.21
Per share - diluted ($/share)	$0.00	$0.00	$0.09	$0.02	$0.21

Adjusted EPS - All Operations
Per share - basic ($/share)	$0.19	$0.16	$0.18	$0.64	$0.26
Per share - diluted ($/share)	$0.19	$0.15	$0.18	$0.61	$0.25
(1)Non-recurring charges recognized in operating expenses for the nine months ended September 30, 2025 include a write-down of heap leach ore at Los Filos driven by the suspension of operations on April 1, 2025.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

NON-IFRS MEASURES (CONTINUED)
Adjusted Net Income and Adjusted EPS (Continued)
(2)The following table provides a reconciliation of adjusted net income from Discontinued Operations:

	Three months ended			Nine months ended
$’s in millions	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Discontinued Operations:
Net income attributable to Equinox Gold shareholders - Discontinued Operations	$(6.2)	$12.0	$69.8	$128.8	$125.1
Add (deduct):
Non-cash share-based compensation	—	—	0.1	—	0.2
Unrealized foreign exchange loss (gain)	—	—	2.9	7.2	16.7
Gain on sale of Brazil Operations	6.2	(12.0)		(111.5)	—
Other expense (income)	—	—	(2.0)	0.1	(0.2)
Income tax impact related to above adjustments	—	—	(0.2)	(1.2)	(2.7)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	—	—	(1.2)	(6.7)	(16.2)
Adjusted net income - Discontinued Operations	$—	$—	$69.4	$16.8	$122.9

Net Cash (Debt)
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net cash (debt) to evaluate the Company’s performance. Net cash (debt) does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net cash (debt) is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent (unrestricted) balance as at the balance sheet date. A reconciliation of net cash (debt) is provided below.

$’s in millions	September 30, 2026	June 30, 2026	September 30, 2025
Current portion of loans and borrowings	(177.5)	$(29.1)	$(144.3)
Non-current portion of loans and borrowings	(334.5)	(553.9)	(1,482.4)
Total debt	(512.0)	(583.0)	(1,626.7)
Cash and cash equivalents (unrestricted)	527.9	317.8	348.5
Net cash (debt)	$15.9	$(265.2)	$(1,278.2)

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

ACCOUNTING MATTERS
Basis of Preparation and Accounting Policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. Details of material accounting policies are disclosed in note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2025. Except as disclosed in note 2(c)(i) of the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2026, the accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2025.
Critical Accounting Estimates and Judgments
In preparing the Company’s consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Areas of judgment are disclosed in note 4(a) of the Company’s consolidated financial statements for the year ended December 31, 2025. Key sources of estimation uncertainty, including those the Company believes to be critical accounting estimates, that have the most significant effect are disclosed in notes 4(b), 5(a) and 10(c) of the Company’s consolidated financial statements for the year ended December 31, 2025 and in note 2(c)(ii) of the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2026.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
Management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorized override of the control. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. During the three months ended September 30, 2026, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.
On July 31, 2026, the Company completed the Orla Acquisition. As permitted under Section 3.3(1)(b) of National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, which allows for an issuer to limit the design of Internal Controls over Financial Reporting and Disclosure Controls and Procedures to exclude a business that the issuer acquired not more than 365 days before the end of September 30, 2026, the Company has excluded the internal controls of Orla from its assessment of the effectiveness of internal control over financial reporting for the three months ended September 30, 2026. The Company is in the process of integrating Orla’s operations and internal control framework and expects to include Orla in the scope of its internal control assessments in future reporting periods. As at and for the three months ended September 30, 2026, Orla represented on a consolidated basis approximately 34% and 36% of net and total assets, respectively, 12% of revenues and 5% of net income.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

RISKS AND UNCERTAINTIES
The business of Equinox Gold contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are similar across the mining industry while others are specific to Equinox Gold. For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2025, the Annual Information Form for the year ended December 31, 2025, and the Management Information Circular dated June 19, 2026, each of which is available on the Company's website www.equinoxgold.com and on www.sedarplus.ca or is available upon request from the Company.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this MD&A includes: the Company’s strategic vision and expectations for exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns; the expected benefits of the Orla Acquisition and attributes of Equinox Gold following the Orla Acquisition, including potential growth opportunities and operational, competitive and portfolio synergies; the Company’s updated 2026 production and cost guidance; expectations for Greenstone, Valentine and Musselwhite operations, including expectations that Greenstone and Valentine will achieve design capacity; Valentine Phase 2 expansion; potential future mining opportunities around Valentine; development of South Railroad, including timing of first production; receipt of required approvals and permits and effectiveness of the FAST-41 designation for Castle Mountain Phase 2; issuance of the updated Castle Mountain feasibility study; successful engineering work at Castle Mountain; realization of the contingent cash consideration from the Brazil Sale Transaction; the Company’s remediation efforts at Camino Rojo and the potential impacts thereof; the Company’s review of potential criminal activity involving Camino Rojo and the potential impacts thereof; the Company’s dividend policy; the Company’s ability to restart operations at Los Filos and the construction of a CIL plant and expectations for future success of the management team.
Forward-looking Information is typically identified by words such as “believe”, “will”, “achieve”, “grow”, “plan”, “expect”, “estimate”, “anticipate”, “target”, “advance”, “increase”, “intend”, “improve”, and similar terms, including variations like “may”, “could”, or “should”, or the negative connotation of such terms. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them.
Forward-looking Information is based on the Company’s current expectations and assumptions, including: the ability of the directors, executives and management team to work effectively together and achieve the benefits of the Orla Acquisition; effective integration of the assets and workforce of Equinox Gold and Orla; achievement of exploration, production, cost and development goals; achieving design capacity at Greenstone and Valentine operations; timely execution of the Castle Mountain permitting; stable gold prices and input costs; the impact of tariffs and trade restrictions; availability of funding, accuracy of mineral reserve and mineral resource estimates; effective internal financial reporting controls; statements relating to the distribution of dividends to shareholders of the Company; the periodic review of, and changes to, the Company’s dividend policy; the declaration and payment of future dividends; successful implementation of long-term agreements with Los Filos communities and restarting operations; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions or unplanned delays; absence of disruptions from criminal activity; productive relationships with workers, unions and communities; maintenance and timely receipt of new permits and regulatory approvals; geopolitical stability; compliance with environmental and safety regulations and anti-corruption laws; and constructive engagement with Indigenous and community partners. While the Company considers these assumptions reasonable, they may prove incorrect.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2026

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS (CONTINUED)
Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section “Risk Factors and Uncertainties” in the Company’s MD&A dated February 20, 2026 for the three months and year ended December 31, 2025, in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, and in the sections titled “Risk Factors” in the Company’s Management Information Circular dated June 19, 2026, as well as in the section titled “Risk Factors” in Orla’s Annual Information Form for the year ended December 31, 2025, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this MD&A is expressly qualified by this cautionary statement.

TECHNICAL INFORMATION
Matthew MacPhail, P.Eng, Executive Vice President, Technical Services, is the Qualified Person under NI 43-101 for Equinox Gold and has reviewed and approved the technical content of this document.